Exhibit 99.2

Consolidated financial and operational highlights

	Three months ended December 31,			Year ended December 31,
($ 000s except per unit data)
	2010	2009	% Change	2010	2009	% Change

Revenue from continuing operations (net of financial derivative instruments)	$514,955	$414,158	24	$1,621,757	$1,452,138	12

Funds flow from continuing operations (1)	$72,183	51,190	41	(7,985)	147,854	-
Funds flow from discontinued operations (1)	-	$25,150	(100)	$(2,436)	$116,152	-
Funds flow from operations (1)	$72,183	$76,340	(5)	$(10,421)	$264,006	-
Adjusted EBITDA – continuing operations (2)	$84,390	$57,182	48	$12,653	$168,229	(92)

Adjusted funds flow from continuing operations (3)	$74,052	$52,769	40	$204,856	$157,109	30
Per weighted average unit – basic	$0.28	$0.20	40	$0.77	$0.60	28
Per weighted average unit – diluted	$0.27	$0.20	35	$0.73	$0.60	22
Percent of adjusted funds flow from continuing operations paid out as declared distributions	65%	90%	(28)	94%	125%	(25)
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared distributions	68%	92%	(26)	96%	127%	(24)
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs – continuing operations (2)	$86,259	$58,761	47	$225,494	$177,484	27

Distributions to unitholders	$48,221	$47,456	2	$191,639	$196,217	(2)
Per unit	$0.18	$0.18	-	$0.72	$0.75	(4)
Non-cash distribution in connection with the disposition of the Upstream business unit	$-	$-		$308,690	$-
Per unit	$-	$-		$1.16	-
Net income (loss) from continuing operations	$55,012	$(4,908)	-	$103,492	$5,168	1,903
Per weighted average unit – basic	$0.21	$(0.02)	-	$0.39	$0.02	1,869
Per weighted average unit – diluted	$0.20	$(0.02)	-	$0.37	$0.02	1,779
Net income (loss)	$61,315	$(20,338)	-	$(335,095)	$(89,020)	276
Per weighted average unit – basic	$0.23	$(0.08)	-	$(1.26)	$(0.34)	270
Per weighted average unit – diluted	$0.22	$(0.08)	-	$(1.18)	$(0.34)	247
Capital expenditures – continuing operations	$26,384	$5,271	401	$47,763	$36,632	30
Acquisitions – continuing operations	$-	$-		$22,456	$18,500
Weighted average trust units outstanding (000s)
- basic	267,709	263,482	2	266,008	261,540	2
- diluted (4)	283,983	263,482	8	282,282	261,540	8
Provident Midstream NGL sales volumes (bpd)	121,627	111,912	9	106,075	113,528	(7)

Consolidated
	As at December 31,
($ 000s)	2010	2009	% Change
Capitalization
Long-term debt (including current portion)	$473,754	$505,262	(6)
Unitholders’ equity	$587,218	$1,381,399	(57)
(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Adjusted EBITDA is earnings before interest, taxes, depreciation, accretion and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4) Includes dilutive impact of convertible debentures.

Management’s Discussion & Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter and year ended December 31, 2010 compared to the quarter and year ended December 31, 2009 and should be read in conjunction with the consolidated financial statements of Provident. This analysis has been prepared using information available up to March 9, 2011.

Provident operates a midstream business in Canada and the United States and extracts, processes, markets, transports and offers storage of natural gas liquids (NGLs) within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the second quarter of 2010, Provident’s Canadian oil and natural gas production business (“Provident Upstream” or “COGP”) was accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation (see note 17 of the consolidated financial statements).

The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.  This analysis contains forward-looking information and statements. See “Forward-looking information” at the end of the analysis for further discussion.

The analysis refers to certain financial and operational measures that are not defined in generally accepted accounting principles (GAAP) in Canada. These non-GAAP measures include funds flow from operations, adjusted funds flow from continuing operations, adjusted EBITDA and further adjusted EBITDA to exclude realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

Management uses funds flow from operations to analyze operating performance. Funds flow from operations is reviewed, along with debt repayments and capital programs in setting monthly distributions.  Funds flow from operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.  See “reconciliation of non-GAAP measures”.

Management uses adjusted EBITDA to analyze the operating performance of the business. Adjusted EBITDA as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.  All references to adjusted EBITDA throughout this report are based on earnings before interest, taxes, depreciation, accretion, and other non-cash items (“adjusted EBITDA”). See “reconciliation of non-GAAP measures”.

Recent developments

Corporate conversion and corporate dividend policy

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” Under the plan of arrangement, former holders of trust units of the Trust received one common share in Provident Energy Ltd. in exchange for each trust unit held in the Trust. Holders of the outstanding convertible debentures will be entitled, upon conversion, to receive common shares in Provident Energy Ltd. on the same basis that they were entitled to receive trust units of the Trust prior to the corporate conversion.

This arrangement will be accounted for on a continuity of interests basis and accordingly, the consolidated financial statements will reflect the financial position, results of operations and cash flows as if Provident Energy Ltd. had always carried on the business formerly carried on by the Trust. Assets, liabilities and equity balances will carryover at the same amount as was recognized in the Trust.

Provident Energy Ltd.’s dividend level, beginning with the January 2011 dividend is currently set at $0.045 per share per month, which reflects a reduction from the previous monthly cash distribution of $0.06 per unit. This dividend level is intended to allow for internally generated cash flow to support organic growth, maintain a strong balance sheet and provide sustainable monthly dividends to shareholders.

Offer to purchase convertible debentures

On January 13, 2011, in connection with the recently completed corporate conversion, Provident Energy Ltd. announced an offer to purchase for cash its 6.5% convertible unsecured debentures maturing on August 31, 2012 (the “C series”) and its 6.5% convertible debentures maturing on April 30, 2011 (the “D series”) at a price equal to 101 percent of their principal amounts plus accrued and unpaid interest. The offer was completed on February 21, 2011 and resulted in Provident taking up and cancelling approximately $4 million principal amount of C series debentures and $81 million principal amount of D series debentures. The total offer price, including any accrued and unpaid interest, was funded by Provident Energy Ltd.’s existing revolving term credit facility. Following the completion of the offer, approximately $95 million principal amount of the C series debentures and approximately $69 million principal amount of the D series debentures remain outstanding in accordance with their terms.

For holders of the 6.5% debentures who elected not to accept the purchase offer, the debentures will mature as originally set out in their respective indentures. The 6.5% debentures continue to trade on the TSX following the corporate conversion and Provident Energy Ltd. has assumed all covenants and obligations in respect of the debentures following the conversion. Holders of the 6.5% debentures who convert their debentures following the effective date of the conversion will receive common shares of Provident Energy Ltd.

Public offering of convertible unsecured subordinated debentures

In November 2010, Provident issued $172.5 million aggregate principal amount of convertible unsecured subordinated debentures. The debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2011, and mature on December 31, 2017.

The net proceeds from the offering were initially used to repay existing indebtedness under Provident’s revolving term credit facility which was then drawn to fund the purchase of Provident’s previously issued 6.5% convertible debentures which were deposited in acceptance of  the purchase offer described above, and will be further drawn to fund the payment on maturity of the remaining 6.5% convertible debentures which mature on April 30, 2011, which currently have a current face value of $68.6 million.

The 5.75% debentures continue to trade on the TSX following the corporate conversion and Provident Energy Ltd. has assumed all covenants and obligations in respect of the debentures following the conversion. Holders of the 5.75% debentures who convert their debentures following the effective date of the conversion will receive common shares of Provident Energy Ltd. Upon conversion of the 5.75% debentures, Provident Energy Ltd. may elect to pay the holder cash at the option of Provident Energy Ltd.

Non-recurring events

In the second quarter of 2010, two non–recurring events impacted earnings, adjusted EBITDA and funds flow from operations significantly.  First, Provident sold the remainder of its Upstream business unit to move forward as a pure-play Midstream infrastructure business.  This transaction completed the sales process of the Upstream business and the Upstream business unit is classified as discontinued operations.  Strategic review and restructuring costs associated with the continued divestment of upstream properties, the final sale of Provident’s Upstream business and the related separation of the business units were also incurred.  The second significant transaction was the execution of a buyout of the fixed price financial derivative contracts that related to the Midstream business.

“Adjusted funds flow from continuing operations” and “Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs”

Given the significant impact of the transactions summarized in the preceding paragraph and detailed below, the two additional non-GAAP measures of “Adjusted funds flow from continuing operations” and “Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs” have been provided and are also used in the calculation of certain ratios.  The adjusted non-GAAP measures are provided as an additional measure to evaluate the performance of Provident’s pure-play Midstream infrastructure business and to provide additional information to assess future funds flow and earnings generating capability. See “reconciliation of non-GAAP measures”.

Sale of Provident’s Upstream business

On June 29, 2010, Provident completed the arrangement (the “Arrangement”) effecting the merger of Provident’s oil and natural gas production business with Midnight Oil Exploration Ltd. (Midnight) to form Pace Oil & Gas Ltd. (Pace). The transaction completed the final divestment of Provident’s Upstream business in a series of transactions between September 2009 and June 2010.  As a result of this transaction, Provident’s Upstream business is accounted for as discontinued operations, commencing with the second quarter of 2010 (see note 17 of the consolidated financial statements).

Total consideration from the transaction was $423.7 million, consisting of $115 million in cash, and approximately 32.5 million shares of Pace valued at $308.7 million.  Associated transaction costs were $8.1 million.  Under the terms of the Arrangement, Provident unitholders divested a portion of each of their Provident units to receive 0.12225 shares of Pace, which was recorded as a non-cash distribution by Provident, valued at $308.7 million.  Provident recorded a loss on sale of the Upstream business, amounting to $317.7 million, net of tax, as part of net loss from discontinued operations.

In the second quarter of 2010, Provident completed an internal reorganization to reflect the continued divestment of its upstream properties and incurred costs to complete the separation of the business units.  This resulted in staff reductions at all levels of the organization, including senior management.  For the year ended December 31, 2010, strategic review and restructuring costs were $31.7 million, of which $13.8 million were attributable to continuing operations (2009 – $12.3 million and $9.3 million, respectively). The costs are comprised primarily of severance, consulting and legal costs related to the sale of the Upstream business.  In the fourth quarter of 2010, $1.9 million in costs were incurred related to Provident’s reorganization into a dividend paying corporation effective January 1, 2011.

Midstream financial derivative contract buyout

In April 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business for a total realized loss of $199.1 million. The carrying value of the specific contracts at March 31, 2010 was a liability of $177.7 million, resulting in an offsetting unrealized gain in the second quarter of 2010.  The $199.1 million buyout represents a cash cost and reduces funds flow from operations and adjusted EBITDA.  The offsetting unrealized gain of $177.7 million is not reflected in Provident’s funds flow from operations or adjusted EBITDA as it is a non-cash recovery.  See “Commodity price risk management program”.

Fourth quarter highlights

The fourth quarter highlights section provides commentary on the fourth quarter of 2010 results compared to the fourth quarter of 2009.   Definitions of terms used in this section, as appropriate, are defined in the year over year section of the Management’s Discussion and Analysis following later in this press release.

Funds flow from continuing operations and distributions

	Three months ended December 31,
($ 000s, except per unit data)	2010	2009	% Change
Funds flow from continuing operations and distributions
Funds flow from continuing operations	$72,183	$51,190	41
Adjusted funds flow from continuing operations(1)	$74,052	$52,769	40
Per weighted average unit
- basic	$0.28	$0.20	40
- diluted (2)	$0.27	$0.20	35
Declared distributions	$48,221	$47,456	2
Per unit	$0.18	$0.18	-
Percent of adjusted funds flow from continuing operations paid out as declared distributions	65%	90%	(28)
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared distributions	68%	92%	(26)
(1) Adjusted funds flow from operations excludes realized loss on buyout of derivative instruments and strategic review and restructuring costs.
(2) Includes dilutive impact of convertible debentures.

Funds flow from continuing operations includes the impact of the Midstream financial derivative contract buyout, as well as strategic review and restructuring costs associated with the separation and divestment of Provident’s Upstream business and the corporate conversion.  Adjusted funds flow from continuing operations is presented as a measure to evaluate the performance of Provident’s pure-play Midstream infrastructure business and to provide additional information to assess future funds flow generating capability.

Fourth quarter 2010 adjusted funds flow from continuing operations was $74.1 million, a 40 percent improvement from the $52.8 million recorded in the fourth quarter of 2009.  The increase is primarily due to a 15 percent increase in gross operating margins during the fourth quarter of 2010 compared to the fourth quarter of 2009, combined with realized losses on financial derivative instruments that were significantly lower as a result of the Midstream financial derivative contract buyout program.

Declared distributions in the fourth quarter of 2010 totaled $48.2 million, 65 percent of adjusted funds flow from continuing operations. This compares to $47.5 million of declared distributions in the fourth quarter of 2009, 90 percent of adjusted funds flow from continuing operations.

Reconciliation of non-GAAP measures

Provident calculates earnings before interest, taxes, depreciation, accretion and other non-cash items (adjusted EBITDA) and adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs within its MD&A disclosure. These are non-GAAP measures. A reconciliation between adjusted EBITDA and loss from continuing operations before taxes follows:

Continuing operations	Three months ended December 31,
($ 000s)	2010	2009	% Change

Income (loss) before taxes	$44,332	$(15,730)	-
Adjusted for:
Interest expense	9,775	5,727	71
Unrealized loss on financial derivative instruments	12,364	38,018	(67)
Depreciation and accretion	12,112	24,761	(51)
Unrealized foreign exchange loss and other	1,240	459	170
Non-cash unit based compensation expense (recovery)	4,567	3,947	16
Adjusted EBITDA	$84,390	$57,182	48

Adjusted for:
Strategic review and restructuring costs	$1,869	$1,579	18
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	$86,259	$58,761	47

The following table reconciles funds flow from operations and adjusted funds flow from continuing operations with cash provided by operating activities:

Reconciliation of funds flow from continuing operations	Three months ended December 31,
($ 000s)	2010	2009	% Change

Cash provided by operating activities	$127,031	$92,692	37
Change in non-cash operating working capital	(54,848)	(15,697)	249
Site restoration expenditures - discontinued operations	-	(655)	(100)
Funds flow from operations	72,183	76,340	(5)
Funds flow from discontinued operations	-	(25,150)	(100)
Strategic review and restructuring costs	1,869	1,579	18
Adjusted funds flow from continuing operations	$74,052	$52,769	40

Provident Midstream operating results

Market environment

Provident’s performance is closely tied to market prices for NGL and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream gross operating margins are summarized in the following table:

Midstream business reference prices	Three months ended December 31,
	2010	2009	% Change

WTI crude oil (US$ per barrel)	$85.17	$76.19	12
Exchange rate (from US$ to Cdn$)	1.01	1.06	(5)
WTI crude oil expressed in Cdn$ per barrel	$86.26	$80.48	7

AECO natural gas monthly index (Cdn$ per gj)	$3.39	$4.01	(15)

Frac Spread Ratio (1)	25.4	20.1	26

Mont Belvieu Propane (US$ per US gallon)	$1.26	$1.09	16
Mont Belvieu Propane expressed as a percentage of WTI	62%	60%	3

Market Frac Spread in Cdn$ per barrel (2)	$46.25	$37.51	23

(1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
(2) Market frac spread is determined using average spot prices at Mont Belvieu, weighted based on 65% propane, 25% butane, and 10% condensate, and the AECO monthly index price for natural gas.

The NGL pricing environment in the fourth quarter of 2010 was significantly stronger than in the fourth quarter of 2009.  The average fourth quarter 2010 WTI crude oil price was US$85.17 per barrel, representing an increase of 12 percent compared to the fourth quarter of 2009.  The impact of higher WTI crude oil prices was partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar in the fourth quarter of 2010 compared to the fourth quarter of 2009.  Propane prices were also stronger than in the prior year, tracking the increase in crude oil prices and reflecting a strengthening of propane prices relative to WTI. The Mont Belvieu propane price averaged US$1.26 per U.S. gallon (62 percent of WTI) in the fourth quarter of 2010, compared to US$1.09 per U.S. gallon (60 percent of WTI) in the fourth quarter of 2009.  Butane and condensate sales prices were also much improved in the fourth quarter of 2010, reflective of higher crude oil prices and steady petrochemical and oilsands demand for these products.

The fourth quarter 2010 AECO natural gas price averaged $3.39 per gj compared to $4.01 per gj during the fourth quarter of 2009, a decrease of 15 percent.  While low natural gas prices are generally favorable to NGL extraction and fractionation economics,  a sustained period in a low priced gas environment may impact the availability and overall cost of natural gas and NGL mix supply in western Canada, as natural gas producers may elect to shut-in production or reduce drilling activities.  Continued softness in natural gas prices have improved market frac spreads but have also caused increased extraction premiums paid for natural gas supply in western Canada, particularly at Empress.

Market frac spreads averaged $46.25 per barrel during the fourth quarter of 2010, representing a 23 percent increase from $37.51 per barrel during the fourth quarter of 2009.  Higher frac spreads were a result of higher NGL sales prices combined with a lower AECO natural gas price. The benefit to Provident of higher market frac spreads in the fourth quarter of 2010 was offset by increased costs for natural gas supply in the form of extraction premiums.  Empress extraction premiums have increased by approximately 31 percent in the fourth quarter of 2010 relative to the prior year quarter. Higher premiums are primarily a result of reduced volumes of natural gas flowing past the Empress straddle plants.  In the fourth quarter of 2010, natural gas throughput at the Empress Eastern border averaged approximately 4.9 bcf per day, 10 percent lower than in the fourth quarter of 2009.  While extraction premiums are not included in the calculation of market frac spreads, they are included, along with other costs, when determining actual extraction operating margins.  Lower natural gas throughput directly impacts production at the Empress facilities which in turn reduces the supply of propane-plus available for sale in Sarnia and in surrounding eastern markets. Tighter supply at Sarnia may have a positive impact on eastern sales prices relative to other major propane hubs, including Mont Belvieu and Sarnia, during periods of high demand.

Provident Midstream business performance

Provident Midstream results can be summarized as follows:
	Three months ended December 31,
(bpd)	2010	2009	% Change

Empress East NGL sales volumes	48,955	42,967	14
Redwater West NGL sales volumes	72,672	68,945	5
Provident Midstream NGL sales volumes	121,627	111,912	9

	Three months ended December 31,
($ 000s)	2010	2009 (1)	% Change

Empress East margin	$35,369	$30,122	17
Redwater West margin	59,595	47,918	24
Commercial Services margin	16,428	18,596	(12)
Gross operating margin	111,392	96,636	15
Realized loss on financial derivative instruments	(16,406)	(28,244)	(42)
Cash general and administrative expenses	(7,284)	(8,540)	(15)
Gain on sale of assets, realized foreign exchange and other	(1,443)	(1,091)	32
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	86,259	58,761	47
Strategic review and restructuring costs	(1,869)	(1,579)	18
Adjusted EBITDA	$84,390	$57,182	48
(1) Certain transportation expenses and product margins relating to the prior year have been reclassified from Redwater West to Empress East to conform with current year presentation.

Gross operating margin

Midstream gross operating margin during the fourth quarter of 2010 totaled $111.4 million, an increase of 15 percent compared to the same period in the prior year.  The increase in operating margin is the result of a higher contribution from both Empress East and Redwater West by 17 percent and 24 percent, respectively, partially offset by a 12 percent decrease in operating margins from Commercial Services.

Empress East

Empress East gross operating margin was $35.4 million in the fourth quarter of 2010 compared to $30.1 million in the same quarter of 2009.  The 17 percent increase was due to increased sales volumes associated with recovery in demand for propane in the fourth quarter of 2010 when compared to the same quarter of 2009 as well as strong refinery demand for butane in the fourth quarter of 2010.  Overall, Empress East sales volumes averaged 48,955 bpd, a 14 percent increase compared to the fourth quarter of 2009.  Stronger market prices for propane plus products and lower gas prices were also beneficial to the gross operating margin.  The positive impacts of demand gains, higher sales prices and a lower AECO gas price were offset by increased premiums paid to purchase natural gas in the Empress market.

Redwater West

The fourth quarter 2010 operating margin for Redwater West was $59.6 million, an increase of 24 percent compared to $47.9 million in the fourth quarter of 2009. Strong fourth quarter 2010 results were primarily a result of an increase in sales volumes as well as stronger prices for NGLs.  In addition, fourth quarter 2010 operating margin includes $4.1 million representing a product gain resulting from volume testing performed at the NGL mix caverns. Overall, Redwater West NGL sales volumes averaged 72,762 bpd in the fourth quarter of 2010, an increase of five percent compared to the prior year quarter.  Higher sales volumes can be largely attributed to increase production which was driven by strong year over year contracting for NGL supply. During the contracting season for the April 2010/2011 NGL year, Provident was able to replace prior year production declines and gain new incremental sources of NGL mix supply.  Provident has also benefited from additional gas supply volumes at the Younger extraction plant as a result of the recently completed South Peace Pipeline.  The South Peace Pipeline brings natural gas from the rapidly developing Montney area in northeast British Columbia to Younger for processing.

Ethane margins were higher in the fourth quarter of 2010 relative to the prior year, benefiting from the increase in production as well as higher contracted sales prices.  Propane margins were higher in the fourth quarter of 2010 benefiting from stronger market prices, more than offsetting a decrease in sales volumes.  Butane margins, driven by strong refinery demand and increases in market prices in the fourth quarter of 2010, also increased.

Condensate sales also contributed to the increased Redwater West gross operating margin in the fourth quarter of 2010 as increased market prices offset lower condensate sales volumes.  Lower condensate sales volumes in the fourth quarter of 2010 were primarily attributable to reduced condensate railed into Redwater from the U.S. Gulf Coast. Condensate railed to Redwater is generally purchased based on a Mt. Belvieu natural gasoline price and is sold in Edmonton using a price that is based on WTI crude. During the fourth quarter of 2010, Mt. Belvieu natural gasoline prices as a percentage of WTI averaged 99 percent compared to 90 percent in the fourth quarter of 2009.  These changing market conditions impacted the economics of railing in of condensate from the U.S. Gulf Coast, and reduced overall condensate sales volumes.

Commercial Services

Operating margin in the fourth quarter of 2010 was $16.4 million, representing a decrease of 12 percent compared to the same period in 2009.  The decrease in margin was primarily associated with decreased condensate terminalling revenues partly as a result of the termination of a multi-year condensate storage and terminalling services agreement as well as the completion in mid-2010 of the Enbridge Southern Lights pipeline, which transports condensate from the United States to the Edmonton area.

Earnings before interest, taxes, depreciation, accretion, and non-cash items (“adjusted EBITDA”)

Adjusted EBITDA includes the impact of the Midstream financial derivative contract buyout, as well as strategic review and restructuring costs associated with the separation and divestment of Provdient’s Upstream business and the corporate conversion.  Management has presented a metric excluding these items as an additional measure to evaluate Provident’s performance in the period and to assess future earnings generating capability. Fourth quarter 2010 adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs increased to $86.3 million from $58.8 million in the fourth quarter of 2009 reflecting higher gross operating margins, lower realized loss on financial derivative instruments as a result of the Midstream financial derivative contract buyout program, and lower general and administrative expenses.

Capital expenditures

Midstream capital expenditures for the fourth quarter of 2010 totaled $26.4 million compared to $5.3 million in the fourth quarter of 2009.  Fourth quarter capital expenditures of $23.3 million were primarily directed towards cavern development and terminalling infrastructure at the Provident Corunna facility near Sarnia, Ontario, cavern and brine pond development at the Redwater fractionation facility in Redwater, Alberta as well as various pipeline improvements and developments and office related capital.  An additional $3.1 million was directed to sustaining capital activities.  In the fourth quarter of 2009 capital expenditures of $4.0 million were primarily directed towards cavern development as well as condensate terminalling and storage at the Redwater fractionation facility and office related capital.  An additional $1.3 million was directed to sustaining capital activities.

 Net income (loss)

Consolidated	Three months ended December 31,
($ 000s, except per unit data)	2010	2009	% Change

Net income (loss) from continuing operations	$55,012	$(4,908)	-
Net income (loss) from discontinued operations	6,303	(15,430)	-
Net income (loss)	$61,315	$(20,338)	-
Per weighted average unit
– basic (1)	$0.23	$(0.08)	-
– diluted (2)	$0.22	$(0.08)	-
(1) Based on weighted average number of trust units outstanding.
(2) Includes the dilutive impact of convertible debentures.

In the fourth quarter of 2010, Provident recorded net income of $61.3 million. Net income in the fourth quarter of 2010 was impacted by net income from discontinued operations of $6.3 million related to post-closing adjustments attributed to the sale of the Upstream business in the second quarter of 2010.

Net income from continuing operations for the fourth quarter of 2010 was $55.0 million, compared to net loss of $4.9 million in the fourth quarter of 2009 attributed to higher adjusted EBITDA combined with lower unrealized losses on financial derivative instruments. Unrealized losses on financial derivative instruments in the fourth quarter of 2010 were $12.4 million compared to $38.0 million in the same period in 2009. In addition, the 2009 results include a $12.4 million intangible asset impairment charge recorded in depreciation and accretion expense.

Taxes

Continuing operations	Three months ended December 31,
($ 000s)	2010	2009	% Change

Current tax expense	$4,138	$1,188	248
Future income tax recovery	(14,818)	(12,010)	23
	$(10,680)	$(10,822)	(1)

Current tax expense was $4.1 million in the fourth quarter of 2010 compared to an expense of $1.2 million in the fourth quarter of 2009.  The fourth quarter 2010 current tax expense was attributed to new IRS guidance that restricted the application of a portion of the tax loss carryback in the U.S. Midstream operations related to the recovery of income taxes paid in prior periods. This provides for a future tax benefit, thereby increasing the current income tax expense and future income tax recovery in the fourth quarter of 2010. The tax losses were generated primarily by the realized loss on buyout of the financial derivative instruments incurred in the second quarter of 2010. The fourth quarter 2009 current tax expense was driven by earnings in Provident’s Canadian Midstream business in excess of allowed tax pool claims.

The 2010 fourth quarter future income tax recovery was $14.8 million compared to a future income tax recovery of $12.0 million in the fourth quarter of 2009.  The future income tax recovery in the fourth quarter of 2010 resulted in part from the movement from current taxes to future income taxes due to the new IRS guidance that restricted the application of a portion of the tax loss carryback in the U.S. Midstream operations related to the recovery of taxes paid in prior periods as discussed above. The remaining change in the future income tax recovery resulted from tax loss carryforwards primarily generated at the Trust level. The future income tax recovery in the fourth quarter of 2009 resulted primarily from losses created by interest and royalty deductions at the incorporated subsidiary level as well as the unrealized loss on financial derivative instruments.

Interest expense

Continuing operations	Three months ended December 31,
($ 000s, except as noted)	2010	2009	% Change

Interest on bank debt	$2,631	$1,567	68
Interest on convertible debentures	5,451	4,046	35
Discontinued operations portion	-	(977)	(100)
Total cash interest	$8,082	$4,636	74

Weighted average interest rate on all long-term debt	5.5%	3.6%	53
Debenture accretion and other non-cash interest expense	1,693	1,091	55
Total interest expense	$9,775	$5,727	71

Interest expense increased in the fourth quarter of 2010 as compared to the same quarter in 2009. Although, Provident maintained lower debt levels as a result of the strategic asset dispositions that closed in the third and fourth quarters of 2009 and in the first and second quarters of 2010, higher market interest rates and the prior period allocation of interest expense to discontinued operations have resulted in higher interest expense in the fourth quarter of 2010. Interest expense on convertible debentures also increased in the fourth quarter of 2010 relative to the prior year quarter as a result of a new series of convertible debentures that were issued in November 2010.

Commodity price risk management program

A summary of Provident’s risk management contracts executed during the fourth quarter of 2010 is contained in the following table.

Activity in the Fourth Quarter:

Midstream
Volume
Year	Product	(Buy)/Sell	Terms	Effective Period

2011	Crude Oil	652 Bpd	US $87.57 per bbl (3) (5)	July 1 - September 30
		815 Bpd	US $87.13 per bbl (3) (6)	October 1 - December 31
	Natural Gas	(27,418) Gjpd	Cdn $3.61 per gj (2)	July 1 - December 31
	Propane	3,368 Bpd	US $1.1196 per gallon (4) (5)	February 1 - September 30
	Electricity	(10) MW/hpd	Cdn $45.45 per MW/h (7)	January 1 - December 31
2012	Crude Oil	815 Bpd	US $87.60 per bbl (3) (6)	January 1 - March 31

Corporate
Volume
Year	Product	(Buy)/Sell	Terms	Effective Period

	Interest Rate	$ 180,000,000 Notional (Cdn$)	Pay Average Fixed rate of 1.877% (8)	June 1 2011 - June 30 2013

(1) The above table represents a number of transactions entered into over the fourth quarter 2010.
(2) Natural gas contracts are settled against AECO monthly index.
(3) Crude Oil contracts are settled against NYMEX WTI calendar average.
(4) Propane contracts are settled against Belvieu C3 TET.
(5) Midstream Frac Spread contracts.
(6) Midstream margin contracts.
(7) Electricity contracts are settled against the hourly price of electricity as published by the AESO in $/MWh.
(8) Interest rate forward contract settles monthly against 1M CAD BA CDOR interest rate.

Settlement of commodity contracts

The following table summarizes the impact of financial derivative contracts settled during the fourth quarters of 2010 and 2009 that were included in realized loss on financial derivative instruments.

	Three months ended December 31,
Realized loss on financial derivative instruments	2010		2009
($ 000s except volumes)	Volume (1)		Volume (1)

Crude oil	$(2,434)	0.5	$(5,630)	1.0
Natural gas	(4,721)	6.3	(21,333)	5.4
NGL's (includes propane, butane)	(10,272)	1.4	(1,729)	0.4
Foreign exchange	1,135		1,045
Electricity	(79)		(188)
Interest rate	(35)		(409)
Realized loss on financial derivative instruments	$(16,406)		$(28,244)
(1) The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

The realized loss for the fourth quarter of 2010 was $16.4 million compared to $28.2 million in the comparable 2009 quarter.  The majority of the realized loss in the fourth quarter of 2010 was driven by NGL derivative sales contracts settling at a contracted price lower than the current market NGL’s market prices,  natural gas purchase derivative contracts in the Midstream business settling at a contracted price higher than the market natural gas prices during the settlement period as well as crude oil derivative sales contracts settling at contracted crude oil prices lower than the crude oil market prices during the settlement period.  The comparable 2009 realized loss was driven mostly by natural gas purchase derivative contracts in the Midstream business settling at a contracted price higher than the market natural gas prices during the settlement period and crude oil derivative sales contracts settling at contracted crude oil prices lower than the crude oil market prices during the settlement period.

2010 Year end results

Funds flow from continuing operations and distributions

	Year ended December 31,
($ 000s, except per unit data)	2010	2009	% Change
Funds flow from continuing operations and distributions
Funds flow from continuing operations	$(7,985)	$147,854	-
Adjusted funds flow from continuing operations(1)	$204,856	$157,109	30
Per weighted average unit
- basic	$0.77	$0.60	28
- diluted (2)	$0.73	$0.60	22
Declared distributions	$191,639	$196,217	(2)
Per unit	$0.72	$0.75	(4)
Percent of adjusted funds flow from continuing operations paid out as declared distributions	94%	125%	(25)
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared distributions	96%	127%	(24)
(1) Adjusted funds flow from operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(2) Includes dilutive impact of convertible debentures.

Funds flow from operations includes the impact of the Midstream financial derivative contract buyout, as well as strategic review and restructuring costs associated with the separation and divestment of Provident’s Upstream business and the corporate conversion.  Adjusted funds flow from continuing operations is presented as a measure to evaluate the performance of Provident’s pure-play Midstream infrastructure business and to provide additional information to assess future funds flow generating capability.

For the year ended December 31, 2010, adjusted funds flow from continuing operations was $204.9 million, 30 percent above the $157.1 million in 2009.  The increase is attributed to a nine percent increase in gross operating margin in 2010, as well as lower realized losses on financial derivative instruments, lower general and administrative expenses, and a current income tax recovery.

Declared distributions in 2010 totaled $191.6 million, 94 percent of adjusted funds flow from continuing operations. This compares to $196.2 million of declared distributions in the comparable period of 2009, 125 percent of adjusted funds flow from continuing operations.  These ratios are impacted by realized losses on financial derivative instruments incurred prior to the buyout of the contracts in April 2010.

In addition to cash distributions, Provident also made a non-cash distribution to unitholders in the second quarter of 2010 relating to the disposition of Provident’s Upstream business.  This distribution was valued at $308.7 million, or $1.16 per unit.

Reconciliation of non-GAAP measures

Provident calculates earnings before interest, taxes, depreciation, accretion and other non-cash items (adjusted EBITDA) and adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs within its MD&A disclosure.  These are non-GAAP measures.  A reconciliation to income (loss) from continuing operations before taxes follows:

Continuing operations	Year ended December 31,
($ 000s)	2010	2009	% Change

Income (loss) before taxes from continuing operations	$64,842	$(30,019)	-
Adjusted for:
Interest expense	29,723	24,810	20
Unrealized gain offsetting buyout of financial derivative instruments	(177,723)	-	-
Unrealized loss on financial derivative instruments	52,599	111,610	(53)
Depreciation and accretion	45,718	53,164	(14)
Unrealized foreign exchange (gain) loss and other	(3,786)	4,095	-
Non-cash unit based compensation expense (recovery)	1,280	4,569	(72)
Adjusted EBITDA	$12,653	$168,229	(92)

Adjusted for:
Realized loss on buyout of financial derivative instruments	$199,059	$-	-
Strategic review and restructuring costs	$13,782	$9,255	49
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	$225,494	$177,484	27

The following table reconciles funds flow from operations and adjusted funds flow from continuing operations with cash (used in) provided by operating activities:

Reconciliation of funds flow from continuing operations	Year ended December 31,
($ 000s)	2010	2009	% Change

Cash (used in) provided by operating activities	$(39,669)	$304,248	-
Change in non-cash operating working capital	27,207	(45,641)	-
Site restoration expenditures - discontinued operations	2,041	5,399	(62)
Funds flow (used in) from operations	(10,421)	264,006	-
Funds flow from discontinued operations	2,436	(116,152)	-
Realized loss on buyout of financial derivative instruments	199,059	-	-
Strategic review and restructuring costs	13,782	9,255	49
Adjusted funds flow from continuing operations	$204,856	$157,109	30

Outlook

The following outlook contains forward-looking information regarding possible events, conditions or results of operations in respect of Provident that is based on assumptions about future economic conditions and courses of action.  There are a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information.  See “Forward-looking information” in this MD&A for additional information regarding assumptions and risks in respect of Provident’s forward-looking information.

Provident’s financial objectives are based on a five year outlook for our core operations. Over that period Provident has targeted an average annualized adjusted EBITDA growth rate of 5% to 7%, a ratio of total debt to adjusted EBITDA of approximately 2.5 to 1 times, a payout ratio of 80% of adjusted funds flow from continuing operations, net of sustaining capital spending, and to provide dividend stability to our shareholders. These objectives are based on a number of assumptions around Provident’s ability to deploy capital, the interval between capital deployment and resulting earnings contributions, maintenance costs, commodity pricing and natural gas and natural gas liquids supply and associated extraction premiums.

Management anticipates that in 2011 Provident will generate adjusted EBITDA in the range of $200 million to $250 million, subject to market and operational assumptions including normal weather conditions. This guidance is based, in part, on 2011 average price assumptions of U.S. WTI crude $98.30/bbl, AECO natural gas $3.40/gj, Cdn/U.S. dollar exchange rate of $0.99, and a Mont Belvieu propane price at 57 percent of crude oil. The average U.S. WTI crude price of $98.30 includes a January, 2011 price of $89.23 escalating to a December, 2011 price of $101.00. This guidance also assumes that extraction premiums at Empress for 2011 will be near the high end of the historical average range of between $1 and $7 per gigajoule (gj). Similar to prior years, due to the seasonal nature of the demand and pricing for natural gas liquids (NGL) products, Provident anticipates higher adjusted EBITDA will be generated in the first and fourth quarters of 2011.

Provident further anticipates that a plus or minus Cdn$1.00 change in Market Frac Spread will impact annual adjusted EBITDA by approximately $7 million, excluding the impact of our commodity risk management program. Provident’s Market Frac Spread sensitivity is based on NGL acquired through extraction from the natural gas stream. Currently, frac spread sales volumes at Empress and Redwater average approximately 20,000 barrels per day. Provident calculates Market Frac Spread as the difference between Mont Belvieu NGL prices converted to Canadian dollars per barrel and the AECO gas price per gj converted to Canadian dollars per barrel at 4.24 gj’s purchased to extract one barrel of NGL product.  The average Market Frac Spread NGL barrel is assumed to be comprised of 65% propane, 14% normal butane, 11% iso-butane, and 10% condensate. A complete summary of Provident’s commodity risk management program can be found on our website at www.providentenergy.com.

Provident has a capital budget of approximately $95 million for 2011. The company plans to allocate approximately $17 million of this budget towards the expansion and construction of rail and truck terminalling infrastructure at the Corunna storage facility near Sarnia, Ontario. Once complete, these expansions will allow Provident to terminal and store NGL for the local markets as well as from eastern Canada and the U.S.

In addition, Provident is also reviewing future joint venture opportunities to facilitate the pipeline and rail movement of NGL from the Marcellus Shale play in Pennsylvania to the storage facility at Corunna. Provident’s Corunna facility is ideally located to be a terminalling hub for NGL from the rapidly growing Marcellus natural gas play. In combination with its ownership in the Sarnia fractionator, future services could include extraction, transportation, fractionation, storage and marketing of Marcellus NGL products beginning within the next two to five years.

At Redwater, Provident will direct approximately $15 million towards advancing a 500,000 barrel cavern that will be commissioned in late 2011, continue work on two other caverns of equal size scheduled for completion in 2012 and 2013, commence work on a fourth cavern to be commissioned in early 2014, and complete work on a brine pond to facilitate these future cavern operations. Provident also plans to undertake a $4 million flare stack recovery initiative to capture and consume certain byproduct gases, increasing efficiency and reducing emissions.

At Younger, under a joint venture arrangement, Provident plans to construct a 16-inch rich gas pipeline from a Montney gas plant to the AltaGas/Provident Younger deep cut natural gas processing facility in northeastern British Columbia. The 25 km Younger Septimus Pipeline will support the gathering of up to 250 million cubic feet per day of natural gas from the liquids-rich Montney area. Provident estimates the pipeline will become fully operational by the fourth quarter of 2011. Existing capacity at the Younger Plant will be used for the recovery of ethane plus natural gas liquids and delivery of the remaining sales gas to downstream natural gas pipelines. Through the recovery of the ethane plus liquids, producers should benefit from improved netback prices for their natural gas and increased barrel equivalent production. The estimated cost to complete the pipeline is approximately $30 million, of which Provident has committed $9 million.

Provident plans to begin construction to upgrade and replace an aging section of the Taylor to Boundary Lake Pipeline on its Liquids Gathering System. Project start-up is anticipated during the first quarter of 2011. The total project cost is estimated to be $28 million with half being allocated to growth capital to extend the operational life of the pipeline.

Management estimates a future annual run rate of approximately $8 million to $12 million for sustaining capital requirements. For 2011, Provident plans to deploy approximately $11 million to normal course maintenance operations and approximately $14 million in onetime replacement costs for the Taylor to Boundary Lake pipeline project.

The remainder of the Midstream 2011 capital budget will be used for additional expansion opportunities, facility optimization initiatives at Redwater, Empress and Sarnia.

Distributions

The following table summarizes distributions paid as declared by Provident since inception:

		Distribution Amount
		(Cdn$)	(US$)*
2001 Cash Distributions paid as declared – March 2001 – December 2001		$2.54	$1.64
2002 Cash Distributions paid as declared		2.03	1.29
2003 Cash Distributions paid as declared		2.06	1.47
2004 Cash Distributions paid as declared		1.44	1.10
2005 Cash Distributions paid as declared		1.44	1.20
2006 Cash Distributions paid as declared		1.44	1.26
2007 Cash Distributions paid as declared		1.44	1.35
2008 Cash Distributions paid as declared		1.38	1.29
2009 Cash Distributions paid as declared		0.75	0.67
2010
Record Date	Payment Date
January 22, 2010	February 12, 2010	0.06	0.06
February 22, 2010	March 15, 2010	0.06	0.06
March 22, 2010	April 15, 2010	0.06	0.06
April 22, 2010	May 14, 2010	0.06	0.06
May 27, 2010	June 15,2010	0.06	0.06
June 22, 2010	July 15, 2010	0.06	0.06
July 26, 2010	August 13, 2010	0.06	0.06
August 23, 2010	September 15, 2010	0.06	0.06
September 24, 2010	October 15, 2010	0.06	0.06
October 22, 2010	November 15, 2010	0.06	0.06
November 22, 2010	December 15, 2010	0.06	0.06
December 22, 2010	January 14, 2011	0.06	0.06
Inception to December 31, 2010 – Cash Distributions paid as declared		$15.24	$11.99

Capital Distribution - June 29, 2010		1.16	1.10
Total inception to December 31, 2010 Cash Distributions and Capital Distribution		$16.40	$13.09
* Exchange rate based on the Bank of Canada noon rate on the payment date.

In addition to cash distributions, Provident also made a non-cash distribution to unitholders in the second quarter of 2010 relating to the disposition of Provident’s Upstream business.  This distribution was valued at $308.7 million, or $1.16 per unit.

For Canadian tax purposes, both 2010 and 2009 distributions were determined to be 100 percent taxable with no tax deferred return of capital in the hands of Canadian unitholders (shareholders as of January 1, 2011).  Distributions received by U.S. resident unitholders in 2010 were considered to be 45 percent (2009 – 100 percent) qualified dividends and 55 percent (2009 – nil) reported as tax deferred return of capital. The substantial return of capital in 2010 resulted from Provident’s corporate reorganizations and the sale of its Upstream oil and natural gas properties and is not expected to occur in future years.  In both Canada and the U.S., any tax-deferred portion would usually be treated as an adjustment to the cost base of the units.  Unitholders or potential unitholders should consult their own legal or tax advisors as to their particular income tax consequences of holding Provident units.

Provident Midstream operating results review

The Midstream business

Provident’s Midstream business extracts, processes, stores, transports and markets NGLs and offers these services to third party customers. In order to aid in the understanding of the business, this MD&A provides information about the associated business activities of the Midstream operation comprising Empress East, Redwater West and Commercial Services.  The assets are integrated across Canada and the U.S., and are also used to generate fee-for-service income.  The business is supported by an integrated supply, marketing and distribution function that contributes to the overall operating margin of the company.

Empress East is comprised of the following core assets:

•
Approximately 2.0 Bcfd in extraction capacity at Empress, Alberta. This is the combination of 67.5 percent ownership of the 1.2 Bcfd capacity Provident Empress NGL extraction plant, 33.0 percent ownership in the 2.7 Bcfd capacity BP Empress 1 Plant, 12.4 percent ownership in the 1.1 Bcfd capacity ATCO Plant and 8.3 percent ownership in the 2.4 Bcfd capacity Spectra Plant.

•	100 percent ownership of a 55,000 bpd debutanizer at Empress, Alberta.

•
50 percent ownership in the 130,000 bpd Kerrobert pipeline and 2.5 mmbbl underground storage facility near Kerrobert, Saskatchewan which facilitates injection of NGLs into the Enbridge pipeline system. Along the Enbridge pipeline system in Superior, Wisconsin, Provident holds an 18.3 percent ownership of a 300,000 barrel storage staging facility and 18.3 percent ownership of a 10,000 bpd depropanizer.

•
In Sarnia, Ontario, 16.5 percent ownership of an approximately 150,000 bpd fractionator, 1.7 mmbbl of raw product storage capacity, and 18.0 percent of 5.7 mmbbl of finished product storage and a rail, truck and pipeline terminalling facility. An additional 500,000 bbls of specification product storage is also leased in the Sarnia area.

•
100 percent ownership of the Provident Corunna storage facility.  The 1,000 acre site has an active cavern storage capacity of 12.1 million barrels, consisting of 5.0 million barrels of hydrocarbon storage and 7.1 million barrels currently used for brine storage. The facility also includes 13 pipeline connections and a small rail offloading facility.

•	A propane distribution terminal at Lynchburg, Virginia.

•	A rail car fleet of approximately 300 rail cars under long-term lease agreement.

Redwater West is comprised of the following core assets:

•
100 percent ownership of the Redwater NGL fractionation facility, incorporating a 65,000 bpd fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN rail and indirect access to CP rail, two propane truck loading facilities, seven million gross barrels of salt cavern storage, and a 75,000 bpd condensate rail offloading facility with a 500 railcar storage yard. The Redwater facility is the only facility in western Canada that can fractionate a high-sulphur ethane-plus mix.

•	Approximately 7,000 bpd of leased fractionation capacity at other facilities.

•
43.3 percent direct ownership and 100 percent control of all products from the 38,500 bpd Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies local markets as well as Provident’s Redwater fractionation facility near Edmonton.

•
100 percent ownership of the 565 kilometer proprietary Liquids Gathering System (“LGS”) that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation. Provident also has long-term shipping rights on the Pembina pipeline system that extends the product delivery transportation network through to the Redwater fractionation facility.

exploration and exploitation. Provident also has long-term shipping rights on the Pembina pipeline system that extends the product delivery transportation network through to the Redwater fractionation facility.

•	A rail car fleet of approximately 700 rail cars under long-term lease agreement.

Commercial Services includes services such as fractionation, storage, LPG terminalling, loading and offloading that are provided to third parties on a fee basis utilizing assets at Provident’s Redwater facility.  In addition, pipeline tariff income is generated from Provident’s ownership of the Liquids Gathering System in Northwest Alberta which flows into Pembina’s pipeline from LaGlace to Redwater.  Provident also collects tariff income from its 50 percent ownership in the Kerrobert Pipeline which transports NGLs from Empress to Kerrobert for injection into the Enbridge pipeline for delivery to Sarnia.  Provident owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil.  This service is provided to a major energy company on a long term cost of service basis.  Earnings from these activities have little direct exposure to market price volatility and are thus relatively stable.  The assets used to generate this fee-for service income are also employed to generate proprietary income in Empress East and Redwater West.

Provident’s integrated marketing arm has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic.  Rather than selling NGL produced by the Empress East and Redwater West facilities at the plant gate, the marketing and logistics group utilizes Provident’s integrated suite of transportation, storage and logistics assets to access markets across North America. Due to its broad marketing scope, Provident’s NGL products are priced based on multiple pricing indices.  These indices generally correspond with the four major NGL trading hubs in North America which are located in Mont Belvieu, Texas, Conway, Kansas, Edmonton, Alberta, and Sarnia, Ontario.  Mont Belvieu, the largest NGL trading center, serves as the reference point for NGL pricing in North America. By strategically building inventories of specification products during lower priced periods which can then be distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident’s marketing group also generates margins by benefitting from location price differentials and arbitrage trading opportunities.

Midstream asset acquisitions

On March 31, 2010, Provident purchased a storage facility in Corunna, Ontario.  The facility is located in close proximity to Provident’s existing operations in Sarnia, Ontario. The 1,000 acre site has an active cavern storage capacity of 12.1 million barrels, consisting of 5.0 million barrels of hydrocarbon storage and 7.1 million barrels currently used for brine storage. The facility also includes 13 pipeline connections and a small rail offloading facility. This facility is well situated to be a terminalling hub for NGLs from the rapidly growing Marcellus Gas play.  Provident allocated a significant portion of its 2010 capital budget towards the expansion and construction of pipeline, rail and truck terminalling infrastructure at the Corunna storage facility.  Provident anticipates that these upgrades will enhance operating flexibility and commercial opportunities at Sarnia in the future.  The Corunna storage facility significantly enhances the flexibility by allowing Provident to strategically build inventories during lower priced summer months, which are then sold into premium priced markets during the peak winter season. The Corunna storage facility will also be used to generate revenues from third-party storage of NGLs. In 2010 Provident used the Corunna facility to store product produced in summer months for sale in the higher priced winter market.

On August 12, 2009, Provident purchased an additional 6.15 percent interest in the Sarnia fractionation facilities for $14.8 million and a deferred payment of $3.7 million for a future facility enhancement.  This acquisition increased Provident’s ownership in the Sarnia fractionator, effective August 1, 2009, to approximately 16.5 percent, increasing propane-plus fractionation capacity in the Empress East system by approximately 7,400 bpd to 20,000 bpd in total.  This acquisition replaced the 6,000 bpd of formerly leased capacity at Sarnia that expired on April 1, 2009.

Long term contracts

Provident has several long-term contracts in place to help ensure product availability and to secure long-term revenue streams.  These contracts include:

•	A long-term purchase agreement for NGL mix at the Younger NGL extraction plant.

•
A significant portion of the available propane, butane and condensate (“propane-plus”) fractionation capacity at the Redwater fractionation facility is contracted through a long term fee-for-service arrangement with third parties.

•	The ethane produced from Provident’s facilities at Empress and Redwater is largely sold under long-term contracts.

•	A significant portion of Provident’s 75,000 bpd capacity of condensate rail off-loading is under long-term contracts with two major energy producers.

•
The majority of the condensate storage capacity of 500,000 barrels at Redwater is sold under long-term contracts to various third parties, a number of which are major energy producers, with terms averaging from two to five years.

•	A long-term significant propane sales contract at Redwater.

•	A long-term contract on a cost of service basis for the majority of its 50,000 bbl/d Empress debutanizer facility with a major energy producer.

Market environment

Provident’s performance is closely tied to market prices for NGLs and natural gas, which can vary significantly from period to period.  The key reference prices impacting Midstream operating margins are summarized in the following table:

Midstream business reference prices	Year ended December 31,
	2010	2009	% Change

WTI crude oil (US$ per barrel)	$79.53	$61.80	29
Exchange rate (from US$ to Cdn$)	1.03	1.14	(10)
WTI crude oil expressed in Cdn$ per barrel	$81.92	$70.54	16

AECO natural gas monthly index (Cdn$ per gj)	$3.93	$3.92	-

Frac Spread Ratio (1)	20.9	18.0	16

Mont Belvieu Propane (US$ per US gallon)	$1.17	$0.84	39
Mont Belvieu Propane expressed as a percentage of WTI	62%	57%	9

Market Frac Spread in Cdn$ per barrel (2)	$40.30	$28.61	41

(1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
(2) Market frac spread is determined using average spot prices at Mont Belvieu, weighted based on 65% propane, 25% butane, and 10% condensate, and the AECO monthly index price for natural gas.

The pricing environment for NGLs in 2010 was significantly stronger than in 2009.  The average 2010 WTI crude oil price was US$79.53 per barrel, representing an increase of 29 percent compared to US$61.80 per barrel in 2009.  The impact of higher WTI crude oil prices was partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar in 2010.  Propane prices were also much stronger than in the prior year, tracking the increase in crude oil prices and reflecting a strengthening of propane prices relative to WTI. The Mont Belvieu propane price averaged US$1.17 per U.S. gallon in 2010, compared to US$0.84 per U.S. gallon in 2009.  Propane prices as a percentage of WTI averaged 62 percent in 2010, which was stronger than in 2009. Due to weakened economic conditions throughout much of 2009, propane prices were traded near historic lows averaging 57 percent of the WTI crude oil price.  Butane and condensate sales prices were also much improved in 2010, reflective of higher crude oil prices and steady petrochemical and oilsands demand for these products.

Natural gas prices in 2010 were consistent with 2009 pricing. Flat AECO natural gas pricing combined with the increase in the WTI crude oil price has improved market frac spreads in 2010 compared to 2009.  While low natural gas prices are generally favorable to NGL extraction and fractionation economics, a sustained period in a low priced gas environment may impact the availability and overall cost of natural gas and NGL mix supply in western Canada, as natural gas producers may elect to shut-in production or reduce drilling activities. Continued softness in natural gas prices have improved market frac spreads but have also caused increased extraction premiums paid for natural gas supply in western Canada, particularly at Empress.

Market frac spreads averaged $40.30 per barrel in 2010, representing a 41 percent increase from $28.61 per barrel in 2009. The benefit to Provident of higher market frac spreads in 2010 was partially offset by increased costs for natural gas supply in western Canada, particularly at Empress.  Empress extraction premiums have increased by approximately 94 percent in 2010 relative to the prior year. Higher premiums are primarily as a result of reduced volumes of natural gas flowing past the Empress straddle plants.  In 2010, natural gas throughput at the Empress Eastern border averaged approximately 4.9 bcf per day, in line with 2009 but lower than historical averages.  While extraction premiums are not included in the calculation of market frac spreads, they are included, along with other costs, when determining actual extraction operating margins. Lower natural gas throughput directly impacts production at the Empress facilities which in turn reduces the propane-plus inventories available for sale in Sarnia and in surrounding eastern markets. Tighter supply at Sarnia may have a positive impact on eastern sales prices relative to other major propane hubs, including Mont Belvieu and Sarnia, during periods of high demand.

Provident has partially mitigated the impact of lower natural gas based NGL supply at Empress through the purchase of NGL mix supply in western Canada. In the first quarter of 2010, Provident completed the construction of a truck rack at its Provident Empress facility and began trucking in NGL mix supply starting April 1. The mix is then transported to the premium-priced Sarnia market for fractionation and sale.  Provident is also purchasing NGL mix supply from other Empress plant owners and in the Edmonton market.  Unit margins are impacted by the addition of this NGL mix supply, as margins earned on frac spread gas extraction are typically higher than margins earned on NGLs purchased on a mix basis.

Industry propane inventories in the United States were approximately 53 million barrels as at the end of the fourth quarter of 2010, representing an increase of approximately two million barrels compared to the prior year, and approximately three million barrels below the five year historical average.  Inventory levels are trending towards the lower range of historical averages primarily due to the continued strong demand from the petrochemical sector and above average exports from the U.S. Gulf Coast to Central and South American markets.   Year end 2010 Canadian industry propane inventories were approximately seven million barrels, two million barrels higher than the end of 2009 and one million barrels higher than the historic five year average. Year end 2010 propane inventories have risen at the end of 2010 compared to 2009 primarily as a result of weaker crop drying demand in the last quarter of 2010.

Midstream business performance

Provident Midstream results can be summarized as follows:

	Year ended December 31,
(bpd)	2010	2009	% Change

Empress East NGL sales volumes	43,069	45,589	(6)
Redwater West NGL sales volumes	63,006	67,939	(7)
Total NGL sales volumes	106,075	113,528	(7)

	Year ended December 31,
($ 000s)	2010	2009(1)	% Change
Empress East Margin	$88,296	$83,244	6
Redwater West Margin	159,611	139,793	14
Commercial Services Margin	63,803	63,746	-
Gross operating margin	311,710	286,783	9
Realized loss on financial derivative instruments	(50,865)	(66,743)	(24)
Cash general and administrative expenses	(35,391)	(40,754)	(13)
Gain on sale of assets, realized foreign exchange and other	40	(1,802)	-
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	225,494	177,484	27
Realized loss on buyout of financial derivative instruments	(199,059)	-	-
Strategic review and restructuring expenses	(13,782)	(9,255)	49
Adjusted EBITDA	$12,653	$168,229	(92)
(1)	Certain transportation expenses and product margins relating to the prior year have been reclassified from Redwater West to Empress East to conform with current year presentation.

Gross operating margin

Midstream gross operating margin was $311.7 million for the year ended December 31, 2010 compared to $286.8 million in 2009.  The nine percent increase was due to a higher contribution from both Empress East and Redwater West, which increased contribution by six percent and 14 percent, respectively.  Gross operating margin related to Commercial Services was consistent year-over-year.

Empress East

Provident extracts NGLs from natural gas at the Empress straddle plants and sells finished products into markets in central Canada and the eastern United States.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.  The margin in this business is determined primarily by the “frac spread”, which represents the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  The frac spread can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate.  Traditionally a higher frac spread ratio and higher crude oil prices will result in stronger Empress East margins.  Differentials between propane-plus and crude oil prices, as well as location price differentials will also impact the frac spread.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within the frac spread, however these costs are included in the operating margin.

Empress East gross operating margin in 2010 was $88.3 million compared to $83.2 million in 2009.  The increase in operating margin was primarily attributable to improved frac spreads brought on by the combination of increased market prices for propane-plus products combined with consistent year-over-year pricing for natural gas.  The benefit of the higher frac spreads was offset by higher natural gas extraction premiums at Empress.

Overall, Empress East sales volumes decreased six percent to 43,069 bpd in 2010 compared to the prior year.  Slight gains in condensate sales volumes were offset by decreased sales in ethane, propane and butane.

Redwater West

Provident purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.   Redwater West also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies specification NGLs to local markets as well as NGL mix supply to the Redwater fractionation facility.  The feedstock for Redwater West is primarily NGL mix rather than natural gas, therefore frac spreads have a smaller impact on operating margin than in Empress East.

Also located at the Redwater facility is Provident’s industry leading rail-based condensate terminal, which serves the heavy oil industry and its need for diluent.  Provident’s condensate terminal is the largest of its size in western Canada and over the past several years, Provident has continuously increased its condensate market presence at Redwater through marketing, third-party terminalling and, more recently, condensate storage.  In the latter half of 2009, Provident placed two 500,000 barrel storage caverns into condensate service at Redwater, and is currently developing a third cavern which will be commissioned in 2011. Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within Commercial Services, while income relating to proprietary condensate marketing activities remains within Redwater West.

The operating margin for Redwater West in 2010 was $159.6 million, an increase of 14 percent compared to $139.8 million in 2009. Stronger 2010 results when compared to 2009 were partly the result of an increased contracted price for ethane sales and increased ethane sales volumes. In addition, increases in NGL prices were beneficial to the operating margin for propane and butane despite reduced sales volumes. Overall, Redwater West NGL sales volumes averaged 63,006 bpd in 2010, a decrease of seven percent from 2009.

Ethane operating margin benefitted from increased sales volumes associated with increased NGL mix supply at Redwater as well as improved NGL market pricing in 2010.  During the contracting season for the April 2010/2011 NGL year, Provident was able to replace prior year production declines and gain new incremental sources of NGL mix supply.  Provident has also started to benefit from additional gas supply volumes at the Younger extraction plant as a result of the recently completed South Peace Pipeline.  The South Peace Pipeline brings natural gas from the rapidly developing Montney area in northeast British Columbia to Younger for processing.  Higher propane and butane margins were primarily attributable to the increase in NGL market prices which offset decreased sales volumes for these two products.

The condensate margin benefitted from increased market pricing but the increase in pricing was offset by reduced sales volumes.  Condensate sales volumes were lower primarily due to reduced condensate railed into Redwater from the U.S. Gulf Coast. Condensate railed to Redwater is generally purchased based on a Mt. Belvieu natural gasoline price and is sold in Edmonton using a price that is based on WTI crude. In 2010, Mt. Belvieu natural gasoline prices as a percentage of WTI averaged 97 percent, which is significantly higher than in the prior year where Mt. Belvieu natural gasoline prices averaged 88 percent of WTI. These changing market conditions impacted the economics of railing in of condensate from the U.S. Gulf Coast, and reduced overall condensate sales volumes.

Commercial Services

Provident also utilizes its assets to generate income from fee-for-service contracts to provide fractionation, storage, NGL terminalling, loading and offloading services.  Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this activity.

The gross operating margin for commercial services in 2010 was $63.8 million consistent with the gross operating margin in 2009. Lower fees earned for condensate terminalling, partly as a result of the termination of a multi-year condensate storage and terminalling services agreement as well as the start-up in mid-2010 of the Enbridge Southern Lights Pipeline, which transports condensate from the United States to the Edmonton area, were offset by increases in storage revenue.

Earnings before interest, taxes, depreciation, accretion, and other non-cash items (“adjusted EBITDA”)

Adjusted EBITDA includes the impact of the Midstream financial derivative contract buyout, as well as strategic review and restructuring costs associated with the separation and divestment of Provident’s Upstream business and the corporate conversion.  Management has presented a metric excluding these items as an additional measure to evaluate Provident’s performance in the period and to assess future earnings generating capability.

Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs for 2010 increased to $225.5 million from $177.5 million in 2009 reflecting higher margins, lower realized losses on financial derivative instruments as a result of the midstream financial derivatives contract buyout program and lower general and administrative expenses.

Capital expenditures

Midstream capital expenditures in 2010 totaled $47.8 million. Of this total, $17.8 million was spent on the continued development of cavern storage and brine pond improvements at the Redwater fractionation facility in Redwater, Alberta, $15.0 million was spent on upgrades to caverns and rail and truck terminalling infrastructure at the Provident Corunna facility near Sarnia, Ontario, $9.1 million was spent on various infrastructure improvements related to pipelines, terminals, facilities and office related capital and $5.9 million was directed towards sustaining capital activities. In 2009, capital expenditures totaled $36.6 million with $31.1 million primarily directed towards the continued development of cavern storage, as well as condensate terminalling and storage facilities at the Redwater fractionation facility, $2.7 million was directed to sustaining capital activities, $2.1 million was added to capitalized linefill and $0.7 million was spent on office related capital.

Net loss

Consolidated	Year ended December 31,
($ 000s, except per unit data)	2010	2009	% Change
Net income from continuing operations	$103,492	$5,168	1,903
Net loss from discontinued operations	(438,587)	(94,188)	366
Net loss	$(335,095)	$(89,020)	276
Per weighted average unit
– basic (1)	$(1.26)	$(0.34)	271
– diluted (2)	$(1.18)	$(0.34)	247
(1)	Based on weighted average number of trust units outstanding.
(2)	Based on weighted average number of trust units outstanding including the dilutive impact of the convertible debentures.

In 2010, Provident recorded a net loss of $335.1 million. The net income from continuing operations of $103.5 million in 2010 was offset by a net loss from discontinued operations of $438.6 million attributed to the sale of the Upstream business in the second quarter of 2010.

Net income from continuing operations in 2010 was $103.5 million, compared to $5.2 million in 2009.  This increase was due to higher adjusted EBITDA, increased current tax recoveries, and a significant change in unrealized financial derivative instruments from a $111.6 million unrealized loss on financial derivative instruments in 2009 to a $52.6 million unrealized loss on financial derivative instruments in 2010. Under Canadian generally accepted accounting principles (Canadian GAAP), there is a requirement to “mark-to-market” all financial derivative instruments at a point in time and, as Provident does not apply hedge accounting, these unrealized gains or losses are reported as part of current period income.  Because Provident’s commodity price risk management program involves the use of financial derivative instruments with terms that currently extend over two years into the future, net earnings can show substantial variation that is not necessarily related to current operations.  In addition, a $12.4 million intangible asset impairment charge was recorded in depreciation and accretion in 2009.  These factors were partially offset by increased interest expenses and the impact of the buyout of the financial derivative instruments in 2010.

Taxes

Continuing operations	Year ended December 31,
($ 000s)	2010	2009	% Change

Current tax (recovery) expense	$(6,956)	$225	-
Future income tax recovery	(31,694)	(35,412)	(10)
	$(38,650)	$(35,187)	10

The current tax recovery in 2010 of $7.0 million (2009 - $0.2 million current tax expense) is attributed to applying tax loss carryback allowing the recovery of taxes paid in prior periods. The tax losses were generated primarily by the realized loss on buyout of financial derivative instruments incurred in the second quarter of 2010.

The future income tax recovery in 2010 was $31.7 million compared to a recovery of $35.4 million in 2009. In both 2010 and 2009, future income tax recoveries were recorded as a result of losses created by interest deductions at the incorporated subsidiary level and unrealized losses on financial derivative instruments. In 2010, additional future income tax recoveries were recorded related to tax loss carryforwards generated at the Trust level.

Provident has estimated its future income taxes based on estimates of results of operations and tax pool claims and cash dividends in the future.  Provident’s estimate of its future income taxes will vary as these underlying estimates change and such variations may be material.

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” (see note 19 of the consolidated financial statements). Unitholders exchanged all of their trust units for common shares in Provident Energy Ltd. on a one-for-one basis.

Subsequent to the corporate conversion, Canadian shareholders receive taxable dividends eligible for the dividend tax credit. The tax impact of the dividends and the Canadian withholding tax may be different for shareholders depending on their jurisdiction and whether they are holding their investment in a taxable account or tax-deferred account.  Dividends received by U.S. residents after 2010 may be treated as qualified dividends or return of capital, depending on U.S. tax legislation.

At December 31, 2010 Provident has approximately $1.0 billion of tax pools and non-capital losses available to claim against taxable income under a corporate structure.

Interest expense

Interest expense
Continuing operations	Year ended December 31,
($ 000s, except as noted)	2010	2009	% Change

Interest on bank debt	$9,316	$9,634	(3)
Interest on convertible debentures	17,538	17,355	1
Discontinued operations portion	(2,501)	(6,839)	(63)
Total cash interest	$24,353	$20,150	21

Weighted average interest rate on all long-term debt	4.8%	3.6%	33
Debenture accretion and other non-cash interest expense	5,370	4,828	11
Discontinued operations portion	-	(168)	(100)
Total interest expense	$29,723	$24,810	20

Interest expense increased in 2010 compared to 2009. Although, Provident maintained lower debt levels as a result of the strategic asset dispositions that closed in the third and fourth quarters of 2009 and in the first and second quarters of 2010, higher market interest rates in 2010 and the prior period allocation of interest expense to discontinued operations have resulted in higher interest expense in 2010.

Financial instruments

Commodity price risk management program

Provident’s disciplined risk management program utilizes financial derivative instruments to provide protection against commodity price volatility and protect a base level of operating cashflow. Provident has entered into financial derivative contracts through March 2013 to protect the spread between the purchase cost of natural gas and the sales price of propane, butane and condensate. The Program also reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident’s input costs.

The commodity price derivative instruments Provident uses include put and call options, costless collars, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident’s credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

In April, 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business for a total cost of $199.1 million.  The buyout of Provident’s forward mark to market positions allows Provident to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to protect margins for terms of up to two years.

Management continues to actively monitor commodity price risk and continues to mitigate its impact through financial risk management activities.  Subject to market conditions, Provident’s intention is to hedge approximately 50 percent of its natural gas and NGL volumes on a rolling 12 month basis. Also, subject to market conditions, Provident may add additional positions as appropriate for up to 24 months.

Settlement of financial derivative contracts

The following table summarizes the impact of the financial derivative contracts settled during the years ended December 31, 2010 and 2009 that were included in realized loss on financial derivative instruments. The table excludes the impact of the Midstream derivative contract buyout, presented separately on the consolidated statement of operations.

	Year ended December 31,
Realized loss on financial derivative instruments	2010		2009
($ 000s except volumes)		Volume (1)		Volume (1)

Crude Oil	(14,848)	2.2	29,007	4.1
Natural gas	(29,849)	16.9	(95,188)	23.0
NGL's (includes propane, butane)	(9,454)	1.8	5,072	0.8
Foreign Exchange	3,766		(3,505)
Electricity	367		(1,276)
Interest Rate	(847)		(853)
Realized loss on financial derivative instruments	$(50,865)		$(66,743)
(1)
The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

The realized loss for the year ended December 31, 2010 was $50.9 million compared to a realized loss of $66.7 million in 2009.  The majority of the realized loss in 2010 was driven by natural gas purchase derivative contracts in the Midstream business settling at a contracted price higher than the market natural gas prices, crude oil derivative sales contracts settling at contracted crude oil prices lower than the crude oil market prices during the settlement period, as well as NGL derivative sales contracts settling at a contracted price lower than the current market NGL’s market prices. The comparable 2009 realized loss was driven mostly natural gas purchase derivative contracts in the midstream business settling at a contracted price higher than the current market natural gas prices, partially offset by crude oil derivative sales contracts in settling at contracted crude oil prices higher than the crude oil market prices during the settlement period.

The following table is a summary of the net financial derivative instruments liability:

	As at December 31,
($ 000s)	2010	2009

Provident Upstream	$-	$2,438

Provident Midstream
Crude oil	28,313	103,022
Natural gas	19,102	79,847
NGL's (includes propane, butane)	10,363	(330)
Foreign exchange	(28)	(623)
Electricity	(421)	(26)
Interest rate	(366)	202
Total	$56,963	$184,530

The net liability in both periods represents unrealized “mark-to-market” opportunity costs related to financial derivative instruments with contract settlements ranging from January 1, 2010 through June 30, 2013.  The balances are required to be recognized in the financial statements under generally accepted accounting principles.  These financial derivative instruments were entered into in order to manage commodity prices and protect future Midstream product margins.  Fluctuations in the market value of these instruments impact earnings prior to their settlement dates but have no impact on funds flow from operations until the instrument is actually settled.

Goodwill and intangible assets

Goodwill represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed.

Goodwill is assessed for impairment at least annually, and if an impairment exists, it would be charged to income in the period in which the impairment occurs.  The impairment test includes a comparison of the net book value of Provident’s assets to the estimated fair value of the Midstream business. The fair value of the Midstream business was in excess of the respective carrying value, therefore no write down of goodwill was required in 2009 or 2010. Valuation methodologies included discounted cash flow, a transaction-based approach and a market-based approach, using trading multiples.  Goodwill is not amortized.

Provident’s intangible assets primarily relate to Midstream contracts and customer relationships.  In 2009, Provident recognized an impairment of $12.4 million on a specific Midstream marketing contract. The impairment reflects a revision of the amortization period of this agreement and lower volume expectations for the remainder of the contract.  The impairment was recognized in the statement of operations in depreciation and accretion expense.

Liquidity and capital resources

Consolidated
($ 000s)	December 31, 2010	December 31, 2009	% Change

Long-term debt - revolving term credit facility	$72,882	$264,776	(72)
Long-term debt - convertible debentures (including current portion)	400,872	240,486	67
Working capital surplus (excluding financial derivative instruments)	(56,848)	(31,152)	82
Net debt	$416,906	$474,110	(12)

Unitholders' equity (at book value)	587,218	1,381,399	(57)
Total capitalization at book value	$1,004,124	$1,855,509	(46)

Total net debt as a percentage of total book value capitalization	42%	26%	62

Midstream revenues are received at various times throughout the month.  Provident’s working capital position is affected by seasonal fluctuations that reflect commodity price changes, and inventory balances in the Midstream business.  Provident relies on funds flow from operations, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Substantially all of Provident's accounts receivable are due from customers in the oil and gas and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties.  In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees.  The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Contractual obligations

Consolidated	Payment due by period
		Less			More
		than 1	1to 3	3 to 5	than 5
($000s)	Total	year	years	years	years
Long-term debt - revolving term credit facility (1) (3)	$83,557	$3,096	$80,461	$-	$-
Long-term debt - convertible debentures (2) (3)	504,885	169,583	123,126	19,838	192,338
Operating lease obligations	131,631	15,235	20,115	18,426	77,855
Total	$720,073	$187,914	$223,702	$38,264	$270,193
(1)	The terms of the Canadian credit facility have a revolving three year period expiring on June 28, 2013.
(2)	Includes current portion of convertible debentures.
(3)	Includes associated interest and principal payments.

Long-term debt and working capital

The Trust entered into a credit agreement (the "Credit Facility") as of June 29, 2010, among the Trust, National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the Credit Facility, the Lenders have agreed to provide Provident with a credit facility of $500 million which under an accordion feature can be increased to $750 million at the option of the Trust, subject to obtaining additional commitments.  The Credit Facility also provides for a separate $60 million Letter of Credit facility. As part of the recently completed corporate conversion on January 1, 2011, the Credit Facility was amended to reflect the assignment of the Credit Facility from the Trust to Provident Energy Ltd. who has assumed all covenants and obligations in respect of the Credit Facility following the conversion.

The terms of the Credit Facility provide for a revolving three year period expiring on June 28, 2013. Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, LIBOR loans, or letters of credit.  As at December 31, 2010, Provident had drawn $75.5 million or 15 percent of its Credit Facility.  At December 31, 2010 the effective interest rate of the outstanding Credit Facility was 4.1 percent (December 31, 2009 – 1.4 percent). At December 31, 2010 Provident had $47.9 million in letters of credit outstanding (December 31, 2009 - $27.2 million) that guarantee Provident’s performance under certain commercial and other contracts.

In November 2010, Provident issued $172.5 million aggregate principal amount of convertible unsecured subordinated debentures ($164.7 million, net of issue costs). The debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing June 30, 2011, and mature on December 31, 2017. The debentures may be converted into equity at the option of the holder at a conversion price of $10.60 per share prior to the earlier of December 31, 2017 and the date of redemption and may be redeemed by Provident under certain circumstances. Upon conversion of the 5.75% debentures, Provident may elect to pay the holder cash at the option of Provident. The debentures were initially recorded at fair value of $163.3 million ($155.5 million, net of issue costs). The difference between the fair value and net proceeds of $9.2 million was recorded as a component of equity.

The following table shows the change in Provident’s working capital position.  Note that the balances at December 31, 2009 include the Upstream business which was sold on June 29, 2010.

	As at December 31,
($ 000s)	2010	2009	Change
Current Assets
Cash and cash equivalents	$4,400	$7,187	$(2,787)
Accounts receivable	206,631	216,786	(10,155)
Petroleum product inventory	83,868	37,261	46,607
Prepaid expenses and other current assets	2,539	4,803	(2,264)
Financial derivative instruments	487	5,314	(4,827)

Current Liabilities
Accounts payable and accrued liabilities	227,944	221,417	(6,527)
Cash distribution payable	12,646	13,468	822
Current portion of convertible debentures	148,981	-	(148,981)
Financial derivative instruments	37,849	86,441	48,592
Working capital deficit	$(129,495)	$(49,975)	$(79,520)

The ratio of long-term debt to adjusted EBITDA from continuing operations excluding buyout of financial derivative instruments and strategic review and restructuring costs in 2010 was 2.1 to one, compared to 2.8 to one in 2009.

Trust units

Under Provident’s Premium Distribution, Distribution Reinvestment (DRIP) program 4.4 million units were issued or are to be issued in 2010 representing proceeds of $32.1 million (2009 – 5.2 million units for proceeds of $28.1 million).

At December 31, 2010 management and directors held less than one percent of the outstanding trust units.

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” (see note 19 of the consolidated financial statements).

Capital related expenditures and funding

Capital related expenditures and funding
Continuing operations		Year ended December 31,
($ 000s)	2010	2009	% Change

Capital related expenditures
Capital expenditures	$(77,959)	$(127,369)	(39)
Site restoration expenditures - discontinued operations	(2,041)	(5,399)	(62)
Buyout of financial derivative instruments	(199,059)	-	-
Acquisitions	(27,573)	(18,833)	46
Net capital related expenditures	$(306,632)	$(151,601)	102

Funded by
Funds flow from operations net of declared distributions to unitholders and DRIP proceeds	$29,090	$95,895	(70)
Cash proceeds on sale of assets	318,910	306,345	4
Issuance of convertible debentures, net of issue costs	164,654	-	-
Decrease in long-term debt	(192,380)	(265,245)	(27)
Change in working capital, including cash	(13,642)	14,606	-
Net capital related expenditure funding	$306,632	$151,601	102

Provident has funded its net capital expenditures with funds flow from operations and long-term debt.  In 2010, proceeds on sale of assets, which includes the first quarter sales of oil and natural gas assets in West Central Alberta and the investment in Emerge Oil and Gas Inc. as well as the second quarter sale of the remaining Upstream business, were applied to Provident’s revolving term credit facility.

Strategic review and restructuring expenses

In continuation with the previously announced strategic review process, on April 19, 2010, Provident announced a strategic transaction to separate its Upstream and Midstream businesses. An agreement was reached with Midnight to combine the remaining Provident Upstream business with Midnight in a $416 million transaction.  The arrangement received the approval of Provident unitholders and Midnight shareholders, as well as court and regulatory approvals that are typical for transactions of this nature. Closing of this arrangement occurred on June 29, 2010.  In conjunction with this transaction and other initiatives, Provident completed an internal reorganization which resulted in staff reductions at all levels of the organization, including senior management.

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.” (see note 19 of the consolidated financial statements).

For the year ended December 31, 2010, strategic review and restructuring costs were $31.7 million, of which $13.8 million were attributable to continuing operations (2009 – $12.3 million and $9.3 million, respectively). The costs are comprised primarily of severance, consulting and legal costs related to the sale of the Upstream business. In the fourth quarter of 2010, $1.9 million in costs were incurred related to Provident’s reorganization into a dividend paying corporation effective January 1, 2011.

Unit based compensation

Unit based compensation includes expenses or recoveries associated with Provident’s restricted and performance unit plan.  Unit based compensation is recorded at the estimated fair value of the notional units granted.  Compensation expense associated with the plans is recognized in earnings over the vesting period of each plan.  The expense or recovery associated with each period is recorded as non-cash unit based compensation (a component of general and administrative expense).  A portion relating to operational employees at field and plant locations is also allocated to operating expense.  For the year ended December 31, 2010, Provident recorded unit based compensation expense from continuing operations of $8.4 million (2009 - $10.4 million) and made related cash payments of $6.9 million (2009 - $5.0 million).  Although the Provident trust unit trading price upon which the compensation is based was higher in 2010 than in 2009, the expense was lower in 2010 due to staff reductions resulting in cancelled and exercised units. At December 31, 2010, the current portion of the liability totaled $7.4 million (December 31, 2009 - $12.2 million) and the long-term portion totaled $10.4 million (December 31, 2009 - $12.5 million).

Discontinued operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight to form Pace pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Under the Arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which held all of the producing oil and gas properties and reserves associated with Provident’s Upstream business. Effective in the second quarter of 2010, Provident’s Upstream business is accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation. Total consideration from the transaction was $423.7 million, consisting of $115 million in cash and approximately 32.5 million shares of Pace valued at $308.7 million as at the time of the closing of the transaction.  Associated transaction costs were $8.1 million.  Under the terms of the Arrangement, Provident unitholders divested a portion of each of their Provident units to receive 0.12225 shares of Pace, which was recorded as a non-cash distribution by Provident, valued at $308.7 million.  Provident recorded a loss on sale of the Upstream business, amounting to $317.7 million, net of tax, as part of net loss from discontinued operations.  This transaction completed the full sale of the Provident Upstream business in a series of transactions between September 2009 to June 2010.

As reflected in Provident’s reconciliation to United States generally accepted accounting principles (U.S. GAAP), the impact of the sale of the Upstream business is different under U.S. GAAP than under Canadian GAAP.  Due to differences in carrying values under U.S. GAAP for property, plant and equipment, goodwill, and future income taxes attributable to prior years’ asset impairment charges associated with the Upstream business, net loss from discontinued operations under U.S. GAAP was $29.0 million, compared to a net loss of $438.6 million as reported under Canadian GAAP, a difference of $409.6 million (see note 20 of the consolidated financial statements).

Internal controls over financial reporting / Disclosure controls and procedures:  U.S. Sarbanes-Oxley Act

In 2002, the United States Congress enacted the Sarbanes-Oxley Act (SOX), which requires that issuers that are required to file reports with the United States Securities and Exchange Commission must assess and report upon the effectiveness of their “internal control over financial reporting” as of the end of each fiscal year.  As an entity listed on the New York Stock Exchange, Provident is subject to the rules.  See “Management’s Report on Internal Control Over Financial Reporting” and “Independent Auditors’ Report”.

As of December 31, 2010, an evaluation of the effectiveness of Provident’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the management of Provident, with the participation of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”).  Based upon that evaluation, the CEO and CFO have concluded that as of December 31, 2010, Provident’s disclosure controls and procedures are effective to ensure that information required to be disclosed by Provident in reports that it files or submits to Canadian and United States securities authorities are (i) recorded, processed, summarized and reported within the time periods specified by Canadian and United States securities laws and (ii) accumulated and communicated to Provident’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Provident’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Provident’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud.  A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Provident will continue to periodically evaluate its disclosure controls and procedures and internal controls over financial reporting and will make modifications from time to time as deemed necessary.

During the year ended December 31, 2010, there were no changes in Provident’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Provident’s internal control over financial reporting.

Foreign ownership

Until December 31, 2010, Provident qualified as a Mutual Fund Trust under the Canadian Income Tax Act because substantially all the value of its asset portfolio was derived from non-taxable Canadian properties, comprised principally of royalties and interest on inter-company debt.  Prior to the conversion of the Trust, Provident monitored on an ongoing basis the value of its asset portfolio to confirm that substantially all of the value of its asset portfolio was derived from non-taxable Canadian properties. Following the completion of the conversion of the Trust from an income trust structure to a corporate structure, Provident is no longer subject to these restrictions.

Critical accounting estimates

Provident’s significant accounting policies are described in note 2 to the consolidated financial statements. Certain accounting policies include critical accounting estimates.  These policies require management to make judgments and estimates based on conditions and assumptions that are inherently uncertain.  These accounting policies could result in materially different results should the underlying assumptions or conditions change.

Management assumptions are based on Provident’s historical experience, management’s experience, and other factors that, in management’s opinion, are relevant and appropriate.  Management assumptions may change over time, as further experience is gained or as operating conditions change.

Provident’s financial and operating results incorporate certain estimates including:

•	operating revenues, operating expenses and product purchases;
•	depreciation and accretion based on estimated useful lives of assets;
•	future recoverable value of property, plant and equipment and goodwill (see “Goodwill and intangible assets”) based on estimated future cash flows;
•	value of asset retirement obligations based on estimated future costs and timing of expenditures;
•	fair values of derivative contracts that are subject to fluctuation depending upon underlying commodity prices and foreign exchange rates (see note 13 of the consolidated financial statements); and
•	income taxes based on estimates of future income and tax pool claims (see “Taxes”).

Operating revenues, operating expenses and product purchases

For each month, actual volumes purchased, processed and sold and related invoices for the supply of goods and services necessary for the operation of Provident’s facilities are generally not known until the following month. Accordingly, the financial statements contain an estimate of approximately one month of product purchases, revenue and operating costs. The estimate is based on contracted quantities, historic trends, estimated prices and other known events. The estimates are reversed in the following month and replaced with actual results.

Property, plant and equipment and intangible assets

Midstream facilities, including natural gas liquids storage facilities and natural gas liquids processing and extraction facilities are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets. Intangible assets are amortized over the estimated useful lives of the assets. Capital assets related to pipelines and office equipment are carried at cost and depreciated using the straight-line method over their economic lives.

Management periodically reviews the estimated useful lives of property, plant and equipment and intangible assets. These estimates are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from those estimated. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

Asset retirement obligation

Under the asset retirement obligation (ARO) standard, the fair value of asset retirement obligations is recorded as a liability on a discounted basis, when incurred.  The value of the related assets is increased by the same amount as the liability and depreciated over the useful life of the asset.  Over time the liability is adjusted for the change in present value of the liability or as a result of changes to either the timing or amount of the original estimate of undiscounted future cash flows.

The ARO standard requires that management make estimates and assumptions regarding future liabilities and cash flows involving environmental reclamation and remediation.  Such assumptions are inherently uncertain and subject to change over time due to factors such as historical experience, changes in environmental legislation or improved technologies.  Changes in underlying assumptions, based on the above noted factors, could have a material impact on Provident’s financial results.

Change in accounting policies

(i)	Recent accounting pronouncements

The CICA released a number of conforming amendments to existing handbook sections effective January 1, 2011 in order to reduce the number of GAAP differences for entities transitioning to International Financial Reporting Standards (IFRS) that choose to early adopt these sections.  The new standards are intended to converge with International Financial Reporting Standards. Amended sections include CICA handbook sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements”, and 3855 “Financial Instruments – recognition and measurement”.  Provident did not elect to early adopt these amended sections and thus the amendments have no effect on the current year’s financial statements.

(ii)	International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board (AcSB) has confirmed that publicly accountable enterprises are required to adopt International Financial Reporting Standards (IFRS) in place of Canadian GAAP for interim and annual reporting purposes.  The required changeover date is for fiscal years beginning on or after January 1, 2011.  This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010.

In 2008, Provident commenced the process to transition from current Canadian GAAP to IFRS.  A project plan and a project team were established.  The project team is led by finance management and includes representatives from various areas of the organization as necessary to plan for a smooth transition to IFRS.

The project plan consists of three phases: initiation, detailed assessment and design and implementation.  Provident has completed the first phase, which involved the development of a detailed timeline for assessing resources and training and the completion of a high level review of the major differences between current Canadian GAAP and IFRS.  Education and training sessions for employees throughout the organization, participation in industry discussion groups and discussions with Provident’s external auditors have been held throughout the phases.  Regular reporting on the project status is provided to Provident’s senior management and to the Audit Committee of the Board of Directors.

During 2009, Provident was engaged in the detailed assessment and design phase of the project.  The detailed assessment and design phase involves a comprehensive analysis of the impact of the IFRS differences identified in the initial scoping assessment.  In addition, an evaluation of IFRS 1 transition exemptions, as further described below, and an analysis of financial systems has been performed.

During the implementation phase which began in the first quarter of 2010, Provident is executing the required changes to business processes, financial systems, accounting policies, IT systems, disclosure controls and internal controls over financial reporting as discussed below.  Internal staff within the financial reporting group continue to lead the conversion project along with sponsorship from the management team.  The project continues to progress according to the project plan and Provident expects to be completed in time to meet its 2011 financial reporting requirements.

The significant differences between IFRS and Canadian GAAP have now been identified.  Provident has not yet prepared a full set of annual financial statements under IFRS, therefore amounts are unaudited.  Management has presented a draft opening balance sheet and draft quarterly and annual 2010 statements of income and balance sheets, prepared under IFRS, to the audit committee for their review.  The project team is now focused on presentation and disclosure requirements under IFRS.

First –Time Adoption of IFRS:

Certain adjustments required on transition to IFRS will be made retrospectively against opening equity as of January 1, 2010.  IFRS 1, “First-Time Adoption of International Financial reporting Standards” (“IFRS 1”), provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions in certain areas to the general requirement for full retrospective application of IFRS.  Management has analyzed the various accounting policy choices available and has implemented those determined to be the most appropriate for Provident, which include the following:

•
Business Combinations – IFRS 1 allows Provident to use the IFRS rules for business combinations on a prospective basis rather than restating all business combinations that occurred prior to transition to IFRS.  The IFRS business combination rules converge with the new CICA Handbook section 1582 that is also effective for Provident on January 1, 2011, however, early adoption is permitted.  Provident will not be recording any adjustments to retrospectively restate any of its business combinations that occurred prior to January 1, 2010.

•
Property, Plant and Equipment (“PP&E”) – IFRS 1 provides the option to value the Upstream PP&E assets at their deemed cost being the Canadian GAAP net book value assigned to these assets as at the date of transition, January 1, 2010.  This amendment is permissible for entities, such as Provident, who follow the full cost accounting guideline under Canadian GAAP that accumulates all oil and gas assets into one cost centre.  Under IFRS, Provident’s PP&E assets must be divided into smaller cash generating units (CGUs).  The net book value of the Upstream assets on the date of transition has been allocated to the new CGUs on the basis of Provident’s reserve value at that point in time.

The majority of identified IFRS differences that are expected to impact the financial statements of Provident relate to the Upstream business, which was sold in the second quarter of 2010.  Provident will reflect any Upstream differences on the IFRS transition balance sheet as at January 1, 2010 and through income from discontinued operations for the first two quarters of 2010, however the differences are resolved by the recognition of the sale of the Upstream business at the end of the second quarter of 2010.  Consequently, the Upstream differences are not expected to impact Provident’s equity or net income beyond June 30, 2010 as Provident continues as a pure-play Midstream infrastructure business.

The following is a list of key areas where accounting policies differ and where accounting policy decisions are necessary that will impact our reported financial position and results of operations in connection with Provident’s continuing Midstream business.  Differences relating Provident’s discontinued Upstream business are described separately in the next section.

•
Classification of NGL product maintained in pipelines not owned by Provident – Upon transition to IFRS, Provident will reclassify balances associated with NGL product maintained in pipelines not owned by Provident from property, plant and equipment to product inventory.  Management has identified approximately $21 million of assets at January 1, 2010 that meet this criterion.  The additional inventory will flow through the inventory costing calculations with a corresponding impact on cost of goods sold in 2010 that is not expected to be material.  Inventory required for linefill and cavern bottoms maintained in assets owned by Provident will continue to be capitalized in property, plant and equipment.

•
Provision for asset retirement costs – Under IFRS, Provident is required to revalue its entire liability for asset retirement costs at each balance sheet date using a current liability-specific discount rate, which can generally be interpreted to mean the current risk-free rate of interest.  Under Canadian GAAP, these obligations are discounted using a credit-adjusted risk-free rate and once recorded, asset retirement obligations are not adjusted for future changes in discount rates.  It is expected that the provision for asset retirement costs associated with the continuing Midstream operations will increase by approximately $32 million to approximately $51 million upon transition to IFRS to reflect the estimated risk-free rate of interest at that time.  The offset to this increase will be recorded as an increase to property, plant and equipment of approximately $21 million and accumulated deficit of approximately $11 million.  The impact of this change on related accretion expense for 2010 is not expected to be material, however IFRS requires that accretion of these costs be presented as part of financing costs rather than as a component of depreciation and accretion expense, as in Canadian GAAP.  The IFRS income statement will reflect this reclassification.

•
Impairment of assets – Canadian GAAP generally uses a two-step approach to impairment testing; first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists, and then measuring impairment by comparing asset carrying values to their fair value, generally calculated using discounted cash flows.  Under Canadian GAAP, Provident includes all Midstream assets in one impairment test and all Upstream assets in a second test.

IFRS uses a one-step approach for testing and measuring impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use.  Under IFRS, impairment must be calculated at a more granular level than what is currently required under Canadian GAAP, resulting in impairment calculations performed at the cash generating unit level for both Upstream and Midstream long-term assets.

These differences may potentially result in impairment charges where the carrying value of assets were previously supported under Canadian GAAP by combined undiscounted cash flows, but could not be supported by cash flows determined on a more granular discounted basis.

Management has determined that no impairment is necessary under IFRS for Provident’s Midstream assets as at January 1, 2010 and for the year ended December 31, 2010.

•
Equity component of convertible debentures – Under Canadian GAAP, the portion of initial value associated with the conversion feature of a convertible debenture is classified as a separate component of equity. As a consequence of Provident’s status as an income Trust in 2010, IFRS requires the conversion feature of convertible debentures to be classified as a financial derivative instrument on transition and marked-to-market each reporting period in 2010.  Since the conversion feature of the debentures outstanding on January 1, 2010 is sufficiently out-of-the-money, the fair value of this feature was determined to be nil.  As a result, the Canadian GAAP balance of the equity component of convertible debentures at January 1, 2010, amounting to approximately $16 million, as well as approximately $2 million of related balances in contributed surplus, will be reclassified to accumulated deficit on the IFRS opening balance sheet.

Also, during the fourth quarter of 2010, an additional convertible debenture was issued by Provident.  Under Canadian GAAP, the portion of the initial value of the debenture associated with the conversion feature, amounting to $9 million, was recorded as a separate component of equity.  Under IFRS, this amount is required to be presented as a financial derivative instrument and marked-to-market each reporting period.

•
Deferred income taxes – the transition adjustment for deferred income taxes on the opening balance sheet is primarily due to changes in the carrying amount of Upstream assets on the opening balance sheet and the corresponding impact on the temporary differences used to determine the deferred income tax balance.

An additional difference exists by virtue of Provident’s Trust status in 2010 and relates to the effective interest rate applied to temporary differences associated with SIFT entities.  Under Canadian GAAP, Provident uses the rate expected to be in effect when the timing differences reverse.  IFRS requires the use of the rate applicable to undistributed earnings in the SIFT entities, which is the top marginal personal tax rate.  The impact of this rate difference on the 2010 IFRS opening balance sheet is expected to be a reduction of the overall liability of approximately $14 million.  Upon conversion to a corporation on January 1, 2011, Provident will revert back to the rate expected to be in effect when the timing differences reverse, with the adjustment going through deferred tax expense in 2011.

The following is a list of areas where accounting policies differ in connection with Provident’s Upstream business, which was sold in the second quarter of 2010.  While these differences impact the opening balance sheet as at January 1, 2010 and net income (loss) from discontinued operations in the first two quarters of 2010, the differences are effectively offset through a recalculation of the loss on sale of discontinued operations.  Consequently, the differences will no longer appear on the December 31, 2010 IFRS balance sheet, nor are they expected to impact earnings in 2011 or beyond.

•
Presentation of Exploration and Evaluation (“E&E”) expenditures separate from PP&E – Upon transition to IFRS, Provident will present all Upstream E&E expenditures as a separate component on the Consolidated Balance Sheet.  This will include the book value for Provident’s land that relates to Upstream undeveloped properties.  Management has identified approximately $25 million of its property, plant and equipment that meets the criteria to be classified as E&E on the opening balance sheet prepared under IFRS as at January 1, 2010.  E&E assets will not be depleted and must be assessed for impairment when indicators suggest the possibility of impairment.

•
Impairment and depletion of Upstream property, plant and equipment – The IFRS impairment test calculation is different than that required under Canadian GAAP for full cost Upstream businesses.  The IFRS tests are performed at a more granular level and generally require the use of higher discount rates.  As a result, Provident expects to recognize an opening impairment of its Upstream assets amounting to approximately $392 million.  The offset to this reduction in carrying value will be recorded as an increase to accumulated deficit at January 1, 2010.

In addition, upon transition to IFRS, Provident has the option to calculate depletion using a reserve base of proved reserves or both proved and probable reserves, as compared to the Canadian GAAP method of calculating depletion using only proved reserves.  Provident has elected to use proved plus probable reserves under IFRS.  The combination of a lower carrying value due to the impairment charge and the larger depletion base will result in approximately $41 million lower Upstream depletion charges under IFRS in the first six months of 2010.

•
Provision for asset retirement costs – Due to a change in discount rates applied under IFRS to estimated asset retirement costs, it is expected that the provision for asset retirement costs associated with the discontinued Upstream operations will increase by approximately $37 million upon transition to IFRS to reflect the estimated risk-free rate of interest at that time.  The offset to this increase will be recorded as an increase to accumulated deficit.

•
Loss on sale of discontinued operations – Each of the differences described above is expected to have an equal and offsetting impact on the loss on sale of discontinued operations, such that the net impact of the Upstream differences on equity after recognition of the sale of the business in the second quarter of 2010 is expected to be nil.

In addition to accounting policy differences, Provident’s transition to IFRS is expected to impact the internal controls over financial reporting, disclosure controls and procedures and IT systems as follows:

•
Internal controls over financial reporting (“ICFR”) – Provident is currently in the process of reviewing its ICFR documentation and is identifying instances where controls must be amended or added in order to address the accounting policy changes required under IFRS.  No material changes in control procedures are expected as a result of the transition to IFRS.

•
IT systems – Provident has completed the system updates required for IFRS reporting.  The modifications while not significant were, however, deemed critical in order to allow for reporting of both Canadian GAAP and IFRS statements in 2010 as well as the modifications required to track PP&E costs at a more granular level of detail for IFRS reporting.

•
Disclosure controls and procedures – Provident has assessed the impact of transition to IFRS on its disclosure controls and procedures and has not identified any material changes required in its control environment.  It is expected that there will be increased note disclosure around certain financial statement elements than what is currently required under Canadian GAAP.  Management is currently drafting its IFRS note disclosure in accordance with current IFRS standards and continues to monitor requirements put forth by the IASB in discussion papers and exposure drafts for future disclosure requirements.  Throughout the transition process, Provident has been assessing its stakeholders’ information requirements and will ensure that adequate and timely information is provided to meet these needs.

Business risks

The energy industry is subject to risks that can affect the amount of funds flow from operations available for the payment of dividends to shareholders, and the ability to grow.  These risks include but are not limited to:

•	capital markets, credit and liquidity risks and the ability to finance future growth; and

•	the impact of Canadian governmental regulation on Provident.

The midstream industry is subject to risks that can affect the amount of cash flow available for the payment of dividends to shareholders, and the ability to grow. These risks include but are not limited to:

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price, exchange rate and interest rate fluctuations;

•	reduction in the volume of throughput or the level of demand;

•	the ability to attract and retain employees;

•	increasing operating and capital costs;

•	regulatory intervention in determining processing fees and tariffs;

•	reliance on significant customers;

•	government and regulatory risk;

•	changes to environmental regulations; and

•	environmental, health and safety risks.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a disciplined Commodity Price Risk Management Program to mitigate the impact that volatile commodity prices have on cash flow available for the payment of dividends;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a competitive cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Unit trading activity

The following table summarizes the unit trading activity of the Provident units for each of the four quarters in the year ended December 31, 2010 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	(1)	Q3	Q4
TSE – PVE.UN (Cdn$)
High	$8.61	$8.51		$7.36	$8.26
Low	$7.07	$5.14		$6.25	$7.14
Close	$7.88	$7.29		$7.30	$7.91
Volume (000s)	19,046	27,674		28,776	48,556
NYSE – PVX (US$)
High	$8.40	$8.51		$7.58	$8.18
Low	$6.76	$5.21		$5.86	$7.02
Close	$7.71	$6.87		$7.06	$7.95
Volume (000s)	99,239	104,579		78,977	93,092
 (1) Second quarter unit trading lows were disproportionately impacted by a market wide, one day trading anomaly originating with the NYSE on May 6, 2010. While some transactions were cancelled by the NYSE, trades on the Toronto Stock Exchange were upheld.

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or Provident's future performance.  Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.  All statements other than statements of historical fact are forward-looking information.  In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology.  Forward looking information in this MD&A includes, but is not limited to, business strategy and objectives, capital expenditures, acquisition and disposition plans and the timing thereof, operating and other costs, budgeted levels of cash distributions and the performance associated with Provident's natural gas midstream, NGL processing and marketing business.  Specifically, the “Outlook” section in this MD&A may contain forward-looking information about prospective results of operations, financial position or cash flows of Provident.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information.  In addition, this MD&A may contain forward-looking information attributed to third party industry sources.  Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur.  Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	Provident's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash dividends;
•	the impact of Canadian governmental regulation on Provident;
•	the existence, operation and strategy of the commodity price risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;

•	changes in oil, natural gas and NGL prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's midstream, NGL processing and marketing business;
•	the growth opportunities associated with the midstream, NGL processing and marketing business;
•	the availability and amount of tax pools available to offset Provident’s cash taxes; and
•	the nature of contractual arrangements with third parties in respect of Provident's midstream, NGL processing and marketing business.

Although Provident believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct.  Provident can not guarantee future results, levels of activity, performance, or achievements.  Moreover, neither Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information.  Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	interest payable on notes issued in connection with acquisitions;
•	governmental regulation in North America of the energy industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties.  With respect to developing forward-looking information contained in this MD&A, Provident has made assumptions regarding, among other things:

•	future natural gas, crude oil and NGL prices;
•	the ability of Provident to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which Provident conducts its business;
•	the impact of increasing competition;
•	Provident's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which Provident operates;
•	the timely receipt of any required regulatory approvals;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of Provident to secure adequate product transportation;
•	currency, exchange and interest rates; and
•	the ability of Provident to successfully market its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Additional information

Additional information concerning Provident can be accessed under Provident’s public filings at www.sedar.com and www.sec.gov/edgar.shtml, as well as on Provident’s website at www.providentenergy.com.

Selected annual financial measures

($ 000s except per unit data)	2010	2009	2008
Revenue from continuing operations (net of financial derivative instruments)	$1,621,757	$1,452,138	$2,661,839
Net (loss) income	(335,095)	(89,020)	157,392
Per unit - basic	(1.26)	(0.34)	0.62
Per unit - diluted	(1.18)	(0.34)	0.62
Total assets	1,399,804	2,548,015	3,074,069
Long-term financial liabilities (1)	385,166	682,625	867,232
Declared distributions per unit	$0.72	$0.75	$1.38
(1) Includes long-term debt, asset retirement obligation, long-term financial derivative instruments and other long-term liabilities.

Quarterly table

Financial information by quarter
($ 000s except for per unit and operating amounts)			2010
	First	Second	Third	Fourth	Year-to-
	Quarter	Quarter	Quarter	Quarter	Date

Revenue - continuing operations	$419,250	$354,982	$332,570	$514,955	$1,621,757
Funds flow from continuing operations (1)	$46,481	$(170,646)	$43,997	$72,183	$(7,985)
Funds flow from continuing operations per unit
- basic	$0.18	$(0.64)	$0.17	0.27	$(0.03)
- diluted	$0.18	$(0.64)	$0.17	0.26	$(0.02)
Adjusted EBITDA - continuing operations (2)	$51,084	$(175,715)	$52,894	$84,390	$12,653

Adjusted funds flow from continuing operations (3)	$46,967	$39,840	$43,997	$74,052	$204,856
Adjusted funds flow from continuing operations per unit
- basic	$0.18	$0.15	$0.17	$0.28	$0.77
- diluted (4)	$0.18	$0.15	$0.17	$0.27	$0.73
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$51,570	$34,771	$52,894	$86,259	$225,494

Net (loss) income	$(60,459)	$(344,875)	$8,924	$61,315	$(335,095)
Net (loss) income per unit
- basic	$(0.23)	$(1.30)	$0.03	$0.23	$(1.26)
- diluted (4)	$(0.23)	$(1.30)	$0.03	$0.22	$(1.18)
Unitholder distributions	$47,634	$47,794	$47,990	$48,221	$191,639
Distributions per unit	$0.18	$0.18	$0.18	$0.18	$0.72
Provident Midstream NGL sales volumes (bpd)	113,279	94,030	95,388	121,627	106,075
(1)	Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, accretion and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3)	Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4)	Includes dilutive impact of convertible debentures.

Quarterly table

Financial information by quarter
($ 000s except for per unit and operating amounts)	2009
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Revenue - continuing operations	$406,650	$235,669	$395,661	$414,158	$1,452,138
Funds flow from continuing operations (1)	$57,349	$14,456	$24,859	$51,190	$147,854
Funds flow from continuing operations per unit - basic and diluted	$0.22	$0.06	$0.09	$0.19	$0.57
Adjusted EBITDA - continuing operations (2)	$65,095	$20,383	$25,569	$57,182	$168,229

Adjusted funds flow from continuing operations (3)	$57,623	$21,858	$24,859	$52,769	$157,109
Adjusted funds flow from continuing operations per unit - basic and diluted	$0.22	$0.08	$0.09	$0.20	$0.60
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$65,369	$27,785	$25,569	$58,761	$177,484

Net (loss) income	$(40,284)	$(80,061)	$51,663	$(20,338)	$(89,020)
Net (loss) income per unit - basic and diluted	$(0.16)	$(0.31)	$0.20	$(0.08)	$(0.34)
Unitholder distributions	$54,511	$47,012	$47,238	$47,456	$196,217
Distributions per unit	$0.21	$0.18	$0.18	$0.18	$0.75
Provident Midstream NGL sales volumes (bpd)	141,669	102,799	98,229	111,912	113,528
(1)	Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, accretion and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3)	Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

Quarterly table

Financial information by quarter
($ 000s except for per unit and operating amounts)	2008
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total
Revenue (1)	$702,215	$420,220	$1,097,408	$1,019,320	$3,239,163
Funds flow from operations (1)	$130,394	$165,470	$139,979	$81,779	$517,622
Funds flow from operations per unit (1)
- basic	$0.52	$0.65	$0.55	$0.32	$2.03
Funds flow from operations per unit (1)
- diluted	$0.52	$0.65	$0.51	$0.32	$2.03
Adjusted EBITDA (2)	$151,335	$178,901	$148,595	$87,423	$566,254
Net income (loss)	$33,616	$(184,081)	$351,105	$(43,248)	$157,392
Net income (loss) per unit - basic	$0.13	$(0.72)	$1.37	$(0.17)	$0.62
Net income (loss) per unit - diluted	$0.13	$(0.72)	$1.29	$(0.17)	$0.62
Unitholder distributions	$91,117	$91,662	$92,188	$77,324	$352,291
Distributions per unit	$0.36	$0.36	$0.36	$0.30	$1.38
Provident Midstream NGL sales volumes (bpd)	136,320	110,826	111,313	120,222	119,649
(1)
Includes Provident Upstream and Provident Midstream businesses but excludes the United States oil and natural gas production (USOGP) business which was sold and accounted for as discontinued operations in 2008.

(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, accretion and other non-cash items - see "Reconciliation of Non-GAAP measures".

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Provident is responsible for establishing and maintaining adequate internal control over financial reporting for the Trust.  Under the supervision of our Chief Executive Officer and our Chief Financial Officer we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on our assessment, we have concluded that as of December 31, 2010, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Trust’s internal control over financial reporting as of December 31, 2010, has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report which appears herein.

Douglas J. Haughey	Brent C. Heagy
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 9, 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Provident is responsible for the information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements.  Where necessary, the statements include amounts based on management’s informed judgments and estimates.  Financial information in the Annual Report is consistent with that presented in the financial statements.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the unitholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Audit Committee is composed of three independent directors.  The Audit Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the financial statements.

Douglas J. Haughey	Brent C. Heagy
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 9, 2011